Exhibit 2.06
Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of March 14, 2012

by and among

SHIRE PHARMACEUTICALS LLC,

PELEGRINA CORPORATION,

FERROKIN BIOSCIENCES, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, as the Equityholders’ Representative

EXHIBITS

EXHIBIT A	-	Forms of Consulting Agreement
EXHIBIT B	-	Form of Certificate of Merger
EXHIBIT C	-	Form of Escrow Agreement
EXHIBIT D	-	Form of Letter of Transmittal
EXHIBIT E	-	Form of Optionholder Letter
EXHIBIT F	-	Form of Equityholder Undertaking

SCHEDULES

Schedule I	-	Equityholders
Schedule II	-	Permitted Recipients
Schedule III	-	Equityholders To Be Bound by Equityholder Undertaking
Schedule 6.12	-	Related Party Agreements

Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 14, 2012 by and among SHIRE PHARMACEUTICALS LLC, a Delaware limited liability company (“Parent”), PELEGRINA CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), FERROKIN BIOSCIENCES, INC., a Delaware corporation (the “Company”), and SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the Equityholders’ Representative (the “Equityholders’ Representative”).

WHEREAS, each of the Board of Managers of Parent and the respective Boards of Directors of Merger Sub and the Company have determined that the merger of Merger Sub with and into the Company (the “Merger”) is advisable and in the best interests of their respective stockholders, and such Boards have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent or the Company and other than Dissenting Shares, shall be converted into the right to receive the consideration set forth in this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, the respective Boards of Directors of Merger Sub and the Company shall present this Agreement to the respective stockholders of Merger Sub and the Company for their respective adoption hereof and approval of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Persons listed on Schedule I hereto (the “Equityholders”) are the record owners of (i) all of the issued and outstanding shares of Company Capital Stock and (ii) all of the outstanding options and stock purchase rights to purchase Company Capital Stock, in each case in the respective amounts set forth opposite their names on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, each Key Consultant and Parent have entered into a Consulting Agreement (collectively, the “Consulting Agreements”), each in substantially the same form as the applicable form set forth on Exhibit A, which shall become effective as of the Closing; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also prescribe various conditions to the transactions contemplated by this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINITIONS

SECTION 1.1  Certain Definitions.  As used in this Agreement, the following terms shall have the following respective meanings:

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition, transfer or acquisition of more than 10% of the assets of the Acquired Companies, taken as a whole, (ii) the issuance, disposition or acquisition of (a) Company Capital Stock (other than pursuant to the exercise of any Company Option outstanding as of the date hereof) representing at least 10% of the outstanding Company Capital Stock, (b) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire capital stock or other equity securities of the Company representing at least 10% of the outstanding Company Capital Stock or (c) securities, instruments or obligations that are or may become convertible into or exchangeable for capital stock or other equity securities of the Company representing at least 10% of the outstanding Company Capital Stock or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving the Company in which the current holders of Company Capital Stock would no longer hold at least a majority of the outstanding Company Capital Stock as a result of such transaction.

“Adverse Experience” means, with respect to any Product, any untoward medical occurrence in a patient or clinical investigation subject administered such Product, and which does not necessarily have a causal relationship with the treatment for which such Product is intended to be used, including any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of such Product or the worsening in severity of a pre-existing condition after administration of such Product, whether or not related to such Product.

“Action” means any claim, action, suit or proceeding, arbitral action, governmental inquiry, criminal prosecution or other investigation.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person.  For purchases of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Aggregate Exercise Price” means the aggregate exercise price of all Company Options that are outstanding immediately prior to the Effective Time.

“Aggregate Pro Rata Share” with respect to any Equityholder as of a given time, means (i) the sum of (a) the portion of the Merger Consideration which such Equityholder is allocated pursuant to the terms of this Agreement and (b) such Equityholder’s Contingent Allocation with respect to all Milestone Payments, if any, that have been distributed to the Equityholders’ Representative or its designated agent as of such time, relative to (ii) the sum of (a) the total Merger Consideration allocated to all Equityholders and (b) the total Milestone Payments, if any, that have been distributed to the Equityholders’ Representative or its designated agent as of such time.

“Alternative Covered Product” means, [**redacted**]

“Annual R&D Report” means, with respect to a given year, a report summarizing at a high level the development progress relating to the Covered Products for such year, including the following information:

(a)  Information on Individual Studies – A brief summary of the status of each study in progress and each study completed during the previous year. The individual study information shall include the following:

(i)	the title of the study, its purpose, patient population, and study status (ongoing or completed);

(ii)
the total enrollment goal, the number of subjects enrolled into the study to date, the number of subject who completed the study, the number of subjects who dropped out of the study and the reasons why; and

(iii)	a brief description of any study results, if available.

(b)  Summary Information – A brief summary of additional product-related information collected during the previous year. The summary information shall include the following:

(i)	a narrative or tabular summary showing the most frequent and most serious adverse experiences by body system;

(ii)	a summary of all IND safety reports submitted during the past year;

(iii)	if applicable, a list of preclinical studies (including animal studies) completed or in progress during the past year and a summary of the major findings; and

(iv)	if applicable, a summary of any significant manufacturing changes made during the past year.

(c) General Investigational Plan – A brief description of the general investigational plan for the coming year, including rationale, indications, general approach in evaluating the drug, clinical trials to be conducted, estimated number of patients, risks and, if applicable, a projection of estimated patient enrollment by clinical trial.

“Business” means the business and operations of the Acquired Companies, as conducted as of the date of this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in London, England or New York, New York.

“Cash” means cash and Cash Equivalents determined in accordance with GAAP applied on a consistent basis, using the policies, conventions, methodologies and procedures used by the Company in preparing the Company Financial Statements.

“Cash Equivalents” means short term, highly liquid investments that are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, determined in accordance with GAAP applied on a consistent basis with the Company Financial Statements, it being understood that investments with original maturities of three months or less so qualify.

“Cleanup” means all actions required by applicable Law to: (i) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment, (ii) prevent the Release of Hazardous Materials so that they do not migrate into the indoor or outdoor environment or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care or (iv) respond to any requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing Cash” means the aggregate amount of all Cash of the Acquired Companies as of the close of business on the day immediately preceding the Closing Date.

“Closing Debt” means all Debt of the Acquired Companies as of the close of business on the day immediately preceding the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Law.

“Combination Product” means a product containing both a Covered Product and one or more other active ingredients or a product in which both a Covered Product and one or more other active ingredients are packaged.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Employee” means each employee of the Acquired Companies.

“Company Financial Advisor” means Seaview Securities LLC.

“Company Licensed IP” means all Proprietary Rights and Technology owned by a third party and licensed, sublicensed or otherwise granted to any Acquired Company or for which any Acquired Company has obtained a covenant not to be sued.

“Company Owned IP” means all Proprietary Rights and Technology owned by any Acquired Company, or alleged by the Company to Parent or its representatives to be owned by any Acquired Company.

“Company Option Plan” means the Company’s 2007 Equity Incentive Plan, as amended.

“Company Options” means all outstanding options to purchase or otherwise acquire shares of Company Common Stock, whether vested or unvested, granted pursuant to the Company Option Plan.

“Company Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company.

“Company Restricted Stock” means all outstanding Company Common Stock that is subject to a repurchase right in favor of the Company as a result of termination of an individual’s service with the Company.

“Company Transaction Expenses” means (i) the fees and disbursements payable by the Company to the Company Financial Advisor (it being understood that any fees due and payable as a result of the achievement of any Milestone following the Closing shall be deductible only from the applicable Milestone Payment in accordance with Section 2.9(l)), (ii) the fees and disbursements payable to legal counsel or accountants of the Acquired Companies that are payable by the Acquired Companies in connection with the transactions contemplated by this Agreement (including the negotiation, execution and delivery of the Consulting Agreements, to the extent any fees and disbursements payable in connection therewith are payable by the Acquired Companies) and (iii) all other expenses or costs, in each case, incurred by the Acquired Companies in connection with the transactions contemplated by this Agreement; provided, however, that the foregoing clauses (ii) and (iii) shall not include any fees, expenses or disbursements incurred by Parent, or by the Surviving Corporation which are on behalf of Parent, including the fees and expenses of Parent’s attorneys, accountants and other advisors.

“Confidentiality Agreement” means that certain letter agreement dated September 8, 2010, between Shire Pharmaceuticals Group and the Company.

“Contingent Allocation” with respect to any Equityholder and any Milestone Payment means, the product of (i) such Equityholder’s Contingent Pro Rata Share and (ii) such Milestone Payment.

“Contingent Pro Rata Share” means, with respect to any Equityholder, a fraction, (i) the numerator of which is equal to (a) the aggregate number of shares of Company Common Stock held by such Equityholder immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable upon the conversion in full of all shares of Company Preferred Stock held by such Equityholder immediately prior to the Effective Time, plus (c) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Company Options, whether vested or unvested, held by such Equityholder immediately prior to the Effective Time and (ii) the denominator of which is equal to the Fully Diluted Common Number.

“Contract” means any legally binding contract, agreement, indenture, note, bond, loan, instrument, lease, license, purchase and sales order, conditional sales contract, mortgage or other arrangement, whether written or oral, including any and all amendments and modifications thereto.

“Covered Product” means, collectively, (i) the Product and [**redacted**] and (ii) any Alternative Covered Product. Notwithstanding the foregoing sentence, it is understood that [**redacted**]

“Damages” means any Liabilities, losses, damages, penalties, fines, costs or expenses (including reasonable attorneys fees and expenses and reasonable expenses of other professionals), provided, however, that “Damages” shall not include punitive damages unless payable in connection with a third-party claim.

“Debt” of any Person means any Liability of such Person for any amount owed (including (w) unpaid interest, (x) premium thereon (including make-whole premiums), (y) any prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of any such Liability and (z) any payments or premiums attributable to, or which arise as a result of, a change of control of the Company), without duplication, (i) in respect of borrowed money (including the current portion thereof) and related accrued interest payable in respect of such borrowings, (ii) in respect of capitalized lease obligations (including the current portion thereof) and related accrued interest payable in respect of such borrowings, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) in respect of obligations for the reimbursement of any obligor for amounts drawn on any letter of credit, banker’s acceptance or similar transaction, (v) in respect of obligations for the deferred purchase price of property or services (other than current liabilities for such property or services incurred in the ordinary course of business) and (vi) in respect of any Liability of the type described in clauses (i), (ii), (iii), (iv) and (v) guaranteed by such Person, that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person; provided, however, that notwithstanding the foregoing, Debt shall not be deemed to include any accounts payable recorded as a current liability and incurred in the ordinary course of business or any obligations under undrawn letters of credit.

“DGCL” means the General Corporation Law of the State of Delaware.

“EMA” means the European Medicines Agency.

“Employee Optionholder” means each holder of a Company Option who is a current or former employee of any Acquired Company.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, restriction on transfer (such as a right of first refusal or other similar rights) or other similar encumbrance.

“Environmental Claim” means any Action or other notice by any Person alleging Liability (including potential Liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) any Hazardous Materials Activity, (ii) the presence, release or threatened release of any Hazardous Materials or (iii) any Environmental Law.

“Environmental Law” means any Law pertaining to pollution, human health or the environment, land use, air, soil, surface water, groundwater (including the protection, Cleanup, removal, remediation or damage thereof) or to pollutants, contaminants, wastes or any toxic or otherwise hazardous substances.

“Equityholders’ Representative Fund” means $250,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor Law.

“ERISA Affiliate” means any trade or business that is, or at any relevant time was, together with the Company, treated as a “single employer” under Section 414(b), 414(c) or 414(m) of the Code.

“Escrow Fund” means, collectively, the Equityholders’ Representative Fund and the Indemnity Escrow Fund.

“EU Approval Milestone” means receipt of the first MAA Approval for a Covered Product.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“First Net Sales Milestone” means the first time the [**redacted**]

“Fully Diluted Common Number” shall equal (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares to be canceled pursuant to Section 2.6(a)), plus (ii) the aggregate number of shares of Company Common Stock issuable upon the conversion in full of all shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time, plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Company Options that are outstanding immediately prior to the Effective Time.

“Fundamental Circumstance” means the existence of material safety or efficacy concerns related to a Covered Product that does not constitute an Alternative Covered Product that would reasonably be expected to make the production and sale of such Covered Product, or receipt of applicable Regulatory Approvals for the treatment of transfusional iron overload in hemoglobinopathies, impracticable without substantially altering such Covered Product.

“Fundamental Representations” means the representations and warranties made by the Company in Section 4.1, Section 4.2, Section 4.3 and Section 4.21.

“GAAP” means generally accepted accounting principles in the United States.

“GAAP Net Sales” with respect to a given period, means the net sales of the Covered Products during such period, in arm’s length sales by Parent, the Surviving Corporation or their respective Affiliates or Sublicensees to Third Parties, in each case calculated in accordance with GAAP applied on a consistent basis, and in accordance, with the practices, methodologies and principles utilized by Parent in the calculation of net sales for purposes of Parent’s audited consolidated financial statements for the fiscal year in which such net sales occur; provided that for the purposes of calculating GAAP Net Sales, (a) in the case of Affiliates or Sublicensees, GAAP Net Sales will include sales made by those Persons to Third Parties irrespective of whether Parent or the Surviving Corporation would normally be required by GAAP to consolidate those sales for the purposes of Parent’s consolidated financial statements and (b) the paragraphs following clause (i) in the definition of Net Sales shall apply to the definition of GAAP Net Sales on a mutatis mutandis basis as though GAAP Net Sales were Net Sales.

“Governmental Authority” means any government, any governmental entity, commission, board, regulatory or administrative authority, agency or self regulatory organization, and any court, tribunal or judicial body, whether federal, state, county, local or foreign, and any instrumentality of any of the foregoing.

“Governmental Order” means any order, judgment, injunction or decree issued, promulgated or entered by any Governmental Authority of competent jurisdiction.

“Hazardous Material” means any pollutant, contaminant, waste or other hazardous substance, including without limitations, petroleum and other hydrocarbons, medical waste, asbestos and asbestos-containing materials or any material or substance that is prohibited or regulated by any Environmental Law.

“Hazardous Materials Activity” means the discharge spill, leak, emission, handling, transportation, transfer, recycling, storage, use, treatment, removal, remediation, release, disposal, arrangement for disposal, exposure of others to, or distribution of any Hazardous Material.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Indemnity Escrow Fund” means $10,000,000.

“Initiation of Phase III Clinical Trial Milestone” means the earlier to occur of (i) the first closing of the first patient in the first Phase III Clinical Trial or (ii) [**redacted**]

“IRS” means the United States Internal Revenue Service, and any successor agency thereto.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Acquired Companies or licensed or leased by the Acquired Companies pursuant to written agreement (excluding any public networks).

“Key Consultants” means Hugh Young Rienhoff, Jr., Amy Tapper, Jennifer Peppe, Laura Eichorn and Amber Jones.

“Know-How” means information, specifications, processes, methods, knowledge, experience, formulae, skills, techniques, schematics, drawings, blue prints, utility models, designs, technology, software, inventions, invention disclosures, draft patent applications, discoveries, ideas and improvements, including manufacturing information and processes, engineering and other manuals and drawings, standard operating procedures, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, data, research and development records and similar data and information.

“Knowledge of the Company” or “known to the Company” and any other phrases of similar import means, with respect to any matter in question relating to the Acquired Companies, the actual knowledge of each of Hugh Young Rienhoff, Jr., Amy Tapper, Jennifer Peppe, Laura Eichorn and Amber Jones after due inquiry of each such individual’s direct reports.

“Law” means any federal, state, county, local or foreign statute, law, ordinance, common law, Governmental Order, rule, treaty, permit or regulation or code or other requirement of any Governmental Authority of competent jurisdiction.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“MAA” means a marketing authorization application, including all supplements and amendments thereto, submitted to the EMA or the applicable Governmental Authority of one of the EMA’s member states.

“MAA Approval” means written approval by the EMA or the applicable Governmental Authority of one of the EMA's member states of an MAA to market and sell a Covered Product.

“Material Adverse Effect” means any change, event, circumstance, development, occurrence or effect that individually or taken together with any other change, event, circumstance, development, occurrence or effect is, or would reasonably be expected to be, materially adverse to the business, operations, condition (financial or otherwise) properties, assets, Liabilities or results of operations of the Acquired Companies, taken as a whole; provided, however, that no change, event, circumstance, development, occurrence or effect to the extent arising from or attributable to any of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) the negotiation, execution, delivery, public announcement or pendency of this Agreement or any of the transactions contemplated herein, including the impact thereof on the relationships of any Acquired Company with suppliers, consultants, employees or independent contractors or other third parties with whom any Acquired Company has any relationship (provided, however, that the exceptions in this clause (i) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement, the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (ii) conditions generally affecting the industries in which any Acquired Company operates or participates, the U.S. economy or financial markets or any foreign markets or any foreign economy or financial markets in any location where any Acquired Company has material operations or sales, except to the extent any such condition has a disproportionate effect on the Acquired Companies relative to other Persons principally engaged in the same industry as the Acquired Companies, (iii) the taking of any action required by this Agreement, or otherwise taken with the written consent of Parent, (iv) any breach by Parent or Merger Sub of this Agreement or the Confidentiality Agreement, (v) any change in GAAP or applicable Laws (or interpretation thereof), (vi) any acts of God, calamities, acts of war or terrorism, or national or international political or social conditions, except to the extent any such condition has a disproportionate effect on the Acquired Companies relative to other Persons principally engaged in the same industry as the Acquired Companies, or (vii) any failure in and of itself (as distinguished from any change or effect giving rise to or contributing to such failure) by any Acquired Company to meet any projections or forecasts for any period (it being understood that the underlying causes of any such failure may be taken into account in determining whether there has been any Material Adverse Effect).

“NDA” means a new drug approval application as described in Code of Federal Regulations Title 21 (21 C.F.R.) § 314.50, submitted to the FDA under Section 505(b) of the Food, Drug, and Cosmetic Act (21 U.S.C. § 355b) for approval to commercialize a product in the United States.

“NDA Approval” means a written letter of approval by the FDA of an NDA pursuant to Code of Federal Regulations Title 21 (21 C.F.R.) § 314.

“Net Sales” with respect to a given period, means the gross amount invoiced for sales of the Covered Products during such period, in arm’s length sales by Parent, the Surviving Corporation or their respective Affiliates or Sublicensees to Third Parties (“Gross Sales”), less, in each case solely to the extent relating to such Covered Products and in the cases of clauses (a), (b) and (d) solely to the extent actually incurred, allowed, paid, accrued or specifically allocated to the gross amount invoiced:

(a)
normal and customary trade, cash and quantity discounts actually given, coupons actually taken, credits, price adjustments or allowances for damaged Covered Product, returns or rejections of such Covered Product;

(b)
adjustments, allowances, credits, fees, reimbursements, chargeback payments and rebates (or the equivalent thereof) actually given for Covered Products granted to group purchasing organizations or other buying groups, managed health care organizations, pharmacy benefit management companies, health maintenance organizations or any other providers of health insurance coverage, health care institutions (including hospitals) or other health care organizations, Third Party health care administrators or patient assistance or other similar programs, or to federal, state/provincial, local and other governments, including their agencies, or to wholesalers, distributors or other trade customers;

(c)	reasonable and customary freight, shipping insurance and other transportation expenses, each directly related to the sale of Covered Products (if actually borne by

Parent, the Surviving Corporation or any of their respective Affiliates or Sublicensees without reimbursement from any Third Party);

(d)	distribution commissions/fees paid or payable to any Third Party providing distribution services to Parent, the Surviving Corporation, or any of their respective Affiliates or Sublicensees;

(e)
sales or excise taxes, tariffs and duties, (including, without limitation VAT and United States sales tax), and all other taxes and government charges related to the sale of Covered Products, in each case to the extent that each such item is actually borne by Parent, the Surviving Corporation or any of their respective Affiliates, Sublicensees or distributors without reimbursement from any Third Party (but excluding taxes properly assessed or assessable against the income derived by Parent, the Surviving Corporation, their respective Affiliates or Sublicensees from such sale);

(f)	actual bad debt expense (but not exceeding 5% of Net Sales);

(g)	adjustments for overbilling errors and recalls;

(h)
rebates payable in connection with state or federal Medicare (Title XVIII of the Social Security Amendments of 1965, as amended), Medicaid (Title XIX of the Social Security Amendments of 1965, as amended) or similar programs; and

(i)
any item substantially similar in character or substance to any of the foregoing, which is permitted by GAAP to be accounted for in the calculation of Net Sales prevailing at the time and customary in the pharmaceutical industry at the time.

The transfer of any Covered Product by Parent, the Surviving Corporation or any of their respective Affiliates or Sublicensees to Parent, the Surviving Corporation or another of their respective Affiliates or Sublicensees, as the case may be, shall not be considered a Gross Sale or a Net Sale, but the resale of such Covered Product by any of the foregoing to third parties for commercial use shall be included in Net Sales.  In the case of any sale for value, such as barter or counter-trade, of any Covered Product, or part thereof, other than in an arm’s length transaction exclusively for cash, the Net Sales amount shall be deemed to be the Net Sales at which substantially similar quantities of such Covered Product are sold for cash in an arm’s length transaction in the relevant country.

For the avoidance of doubt, disposal of any Covered Product for, or use of any Covered Product in, clinical trials, as free samples, or under compassionate use, patient assistance, named patient or test marketing programs or non-registrational studies or other similar programs or studies where Covered Product is supplied or delivered without charge, shall not result in any Net Sales.  Nor shall any Covered Product donated by Parent, the Surviving Corporation or any of their respective Affiliates or Sublicensees to non-profit institutions or government agencies for a non-commercial purpose, result in any Net Sales.  Similarly, any free Covered Product, which is supplied to a Third Party in conjunction with the offer for sale, or sale of any Covered Product (such free Covered Product being in an amount customary in the industry), will not result in any Net Sales of such free Covered Product.  The use of any Covered Product by Parent, the Surviving Corporation, or any of their respective Affiliates or Sublicensees for research and development purposes shall similarly not result in any Net Sales.

If any Covered Product is sold as part of a Combination Product, the Net Sales for such Covered Product sold as part of a Combination Product, for the purposes of determining whether the First Net Sales Milestone or the Second Net Sales Milestone has been met in any period, shall be determined by multiplying the Net Sales of such Combination Product (replacing “Covered Product” with “Combination Product” in the definition of Net Sales above), during the applicable period, by the fraction, A/(A+B), where A is the average per unit sale price of such Covered Product when sold separately as a stand alone Covered Product in finished form in the country in which the Combination Product is sold and B is the average per unit sale price of the other active ingredients contained in the Combination Product when sold separately as stand alone products in finished form in the country in which the Combination Product is sold, in each case during the applicable period or, if sales of such stand alone Covered Product did not occur in such period, then in the most recent period in which arms length fair market sales of such Covered Product, as applicable, occurred.  If such average sale price cannot be determined for such Covered Product or any of the other active ingredients for the purposes of determining whether the First Net Sales Milestone or the Second Net Sales Milestone has been met in any period, the Net Sales amount shall be mutually agreed upon by the parties based on the relative value contributed by each component, such agreement not to be unreasonably withheld, conditioned or delayed.

Whenever conversion from any foreign currency shall be required for the purposes of calculating Net Sales, the amount of such sales in foreign currencies shall be converted into U.S. dollars using the exchange rate for the relevant month as determined by Parent’s then-current accounting policies (the “Monthly Rate”), such Monthly Rate being determined as the last price rate of exchange for such currencies on the last Business Day of the immediately preceding calendar month as published on Bloomberg page FXC (or such other publication as may be agreed to between Parent and the Equityholders’ Representative from time to time).

“Option Payment” with respect to a Company Option means, the sum of (i) the Option Closing Payment with respect to such Company Option and (ii) the Option Contingent Payment with respect to such Company Option.

“Past Due Payables” means the aggregate amount of all accounts and trade payables of the Acquired Companies, in each case, existing as of March 12, 2012 that are more than thirty-one (31) days past the respective dates of the original invoices giving rise to such accounts and trade payables.

“Permit” means any license, franchise, permit, certificate, approval or similar authorization issued by any Governmental Authority required by applicable Law in connection with the operation of the Business.

“Permitted Encumbrances” means (i) liens for (a) Taxes not yet due and payable or (b) Taxes the validity of which are being contested in good faith by appropriate proceedings (and for which, in the case of clause (b), accruals or reserves in accordance with GAAP applied on a consistent basis with the Company’s historical accounting practices have been established in the Company Financial Statements), (ii) all landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business, (iii) all pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation, (iv) Encumbrances identified on title policies or preliminary title reports provided to Parent prior to the date hereof and (v) such other Encumbrances of any type which are not material in amount and do not materially detract from the value of, or materially interfere with the present or intended use and enjoyment of, the asset or property subject thereto or affected thereby.

“Permitted Recipients” means the Persons identified on Schedule II hereto.

“Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Phase III Clinical Trial” means a large-scale, multi-center pivotal clinical trial that is prospectively designed to demonstrate whether a Covered Product is safe and effective for use in humans in the indication being investigated to support an NDA or MAA to market such Covered Product in patients having the disease or condition being studied.  For the avoidance of doubt, the initial Phase II, dose-ranging clinical trial in the iron-overloaded MDS patient population shall not be considered a Phase III Clinical Trial.

“Pro Rata Share” with respect to any Equityholder, means the portion of the Merger Consideration which such Equityholder is allocated pursuant to the terms of this Agreement relative to the total Merger Consideration allocated to all Equityholders, in each case excluding any portion allocable to Dissenting Shares.

“Product” means the product candidate currently referred to as “FBS0701,” in the form and formulation being tested in clinical trials as of the date of this Agreement pursuant to IND # 105251.

“Product Sale” means a sale, conveyance, transfer or other disposition of all or substantially all of Parent’s, the Surviving Corporation’s and their respective Affiliates’ rights covering the Covered Products to a Third Party, through one or more transactions or series of transactions (including any asset sale, sale of equity interests, merger or otherwise), excluding, for the avoidance of doubt, (x) sales of units of any Covered Product in the ordinary course of business and (y) a direct or indirect change of control of Parent or Shire plc.

“Proprietary Rights” means all (i) national and multinational statutory invention registrations, patents and patent applications registered or applied for in any jurisdiction, including all provisionals, nonprovisionals, reissues, divisions, continuations, continuations-in-part, extensions, reexaminations and supplementary protection certificates and the equivalents of the foregoing in any jurisdiction and all inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade names, service names, trade dress, brand names, logos, certification marks, domain names, corporate names and other indications of origin, whether registered or not, in any jurisdiction, all goodwill associated with the foregoing, and all registrations and applications for registration of the foregoing in any jurisdiction, (iii) rights associated with works of authorship, including exclusive exploitation rights, copyrights, whether registered or not, moral rights and registrations and applications for registration of the foregoing in any jurisdiction, (iv) trade secrets, (v) Know-How, (vi) database rights, design rights, industrial property rights, publicity rights and privacy rights and (vii) similar intellectual property or proprietary rights.

“Registered Proprietary Rights” means all Proprietary Rights included in the Company Owned IP or Company Licensed IP that are registered, filed, applied for or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks and domain names and all applications for any of the foregoing.

“Regulatory Approval” means any approval, license, registration or authorization of a Governmental Authority necessary for the development, manufacture, distribution, use or sale of a Covered Product in the applicable jurisdiction (it being understood that such approval may, but shall not be required to, include pricing and reimbursement approval).

“Related Party” means (i) each Person who owns beneficially or of record at least 1% of the outstanding Company Capital Stock (on an as-converted-to Company Common Stock basis), (ii) each individual who is an officer or director of any Acquired Company (or a member of the “immediate family”, as defined in Rule 12b-2 and 16a-1 of the Securities Exchange Act of 1934, of any officer or director of any Acquired Company), (iii) each Affiliate of any of the Persons referred to in clauses (i) or (ii) above and (iv) any trust or other Person (other than the Company) in which any one of the individuals referred to in clauses (i), (ii) and (iii) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

“Second Net Sales Milestone” means the first time the [**redacted**]

“Serious Adverse Event” means, with respect to any Product, any Adverse Experience that results in any of the following outcomes: death, a life-threatening Adverse Experience, inpatient hospitalization or prolongation of existing hospitalization, a persistent or significant disability or incapacity, a congenital anomaly or birth defect or any other effect that may otherwise jeopardize the patient or clinical study subject or may require intervention to prevent one of the aforementioned outcomes.

“Specified Covenants” means the covenants and agreements of the Company contained in Section 6.2, Section 6.5, Section 6.12 and Section 6.13.

“Specified IP Representations” means the representations and warranties made by the Company in the first sentence of Section 4.15(b), Section 4.15(d), the last two sentences of Section 4.15(f) and Section 4.15(g).

“Specified Liability Limit” means, as of any time, the difference, if any, between (a) [**redacted**] of the sum of the Merger Consideration and the aggregate Milestone Payments previously paid or then due and payable as of such time (without giving effect to any amounts set off pursuant to Section 2.10) and (b) the aggregate amount paid to all Parent Indemnified Parties out of the Indemnity Escrow Fund and set off pursuant to Section 2.10, in each case, in respect of a breach of any non-Fundamental Representation.

“Sublicensee” means any Person, other than Affiliates of Parent, to which Parent or the Surviving Corporation or any of the respective Subsidiaries of Parent or the Surviving Corporation grants a license or a sublicense to develop, manufacture or market the Covered Product.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity.

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, imposts, duties or other charges or impositions in the nature of a tax (together with any and all interest,

penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, commercial rent and withholding taxes.

“Tax Return” means any return (including any information return), report, statement, declaration, schedule, notice, form, election or other document (including any attachments thereto and amendments thereof) required to be filed with any Governmental Authority with respect to any Tax.

“Technology” means tangible embodiments of Proprietary Rights.

“Third Parties” means Persons other than Parent, the Surviving Corporation and their respective Affiliates.

“Total Consideration” with respect to a given time, means the sum of (i) the Merger Consideration and (ii) the total Milestone Payments, if any, that have been distributed to the Equityholders’ Representative or its designated agent as of such time.

“Transaction Documents” means this Agreement, the Consulting Agreements, the Certificate of Merger, the Letters of Transmittal, the Optionholder Letters and the Escrow Agreement.

“Transfer Taxes” means any and all transfer, documentary, sales, use, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest), including any real property or leasehold interest transfer or gains tax and any similar Tax, incurred in connection with the transactions contemplated herein.

“Unpaid Company Transaction Expenses” means Company Transaction Expenses, but only to the extent they have not been paid by the Company in Cash on or prior to the close of business on the day immediately preceding the Closing Date and have, accordingly, not reduced the Closing Cash.

“US Approval Milestone” means receipt of the first NDA Approval for a Covered Product.

“VAT” means within the European Union such Taxes as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and outside the European Union any Taxes levied by reference to added value or sales and variously labeled as value added taxes, goods and services taxes, sales taxes or other similar transaction taxes.

SECTION 1.2  Certain Additional Definitions.  As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
280G Shareholder Approval Requirements	6.13(a)
Agreement	Recitals
Auditor	2.9(d)
Balance Sheet Date	4.6(a)

Term	Section
Certificate of Merger	2.4
Claim Dispute Notice	9.4(c)
Claim Response Period	9.4(c)
Closing	2.3
Closing Date	2.3
COBRA	4.17(e)
Collaborative Partners	4.12(c)
Company	Recitals
Company Benefit Plan	4.17(a)
Company Bylaws	4.2(a)
Company Certificate of Incorporation	4.2(a)
Company Certificates	3.1(c)
Company Disclosure Schedule	Article IV
Company Financial Statements	4.6(a)
Company Indemnified Parties	6.7(a)
Company Regulatory Filings	4.12(a)
Company Representatives	6.1
Consideration Allocation Schedule	2.8(a)
Consulting Agreements	Recitals
Continuing Employees	6.8(b)
Current Balance Sheet	4.6(a)
Deductible	9.3(b)
Dissenting Shares	3.2
Effective Time	2.4
Employee Benefits	6.8(b)
Equityholder	Recitals
Equityholders’ Representative	Recitals
Equityholder Undertaking	8.1(f)
Escrow Agent	3.1(a)
Escrow Agreement	3.1(a)
Excess Parachute Payments	6.13(a)
Excess Parachute Waiver	6.13(a)
Exchange Agent	3.1(b)
Exchange Fund	3.1(b)
FCPA	4.25
FDA Permits	4.12(a)
Holder Group	6.9
Information Statement	6.5(c)
Letter of Transmittal	3.1(c)
Listed Contract	4.16(a)
Merger	Recitals
Merger Consideration	2.6(b)(i)(A)
Merger Sub	Recitals
Milestone	2.9(a)
Milestone Payment	2.9(a)
Net Sales Statement	2.9(c)
Officer’s Claim Certificate	9.4(a)
Option Closing Payment	2.7(a)(i)
Option Contingent Payment	2.7(a)(ii)
Optionholder	2.7(a)

Term	Section
Optionholder Letter	3.1(d)
Parent	Recitals
Parent Indemnified Parties	9.2
Per Share Contingent Consideration	2.6(b)(i)(B)
Per Share Merger Consideration	2.6(b)(i)(A)
Permitted Disposition	2.9(k)
Pre-Closing Period	6.1
Progress Memo	2.9(c)
Representative Losses	10.1(b)
Required Company Stockholder Vote	4.1(a)
Surviving Corporation	2.1
Tax Benefit	9.3(c)
Third-Party Claim	9.5(a)
UK Bribery Act	4.25
Written Consent	6.5(c)

ARTICLE II.
THE MERGER

SECTION 2.1  The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

SECTION 2.2  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger (as defined below).

SECTION 2.3  Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 9:00 a.m. (Eastern Standard Time) at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California on the first (1st) Business Day of the calendar month immediately following the calendar month in which all of the conditions set forth in Article VII shall have been satisfied or waived (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the parties hereto agree in writing (such date hereinafter, the “Closing Date”).

SECTION 2.4  Effective Time. Contemporaneously with or as promptly as practicable after the Closing, Parent and the Company shall cause to be filed with the Secretary of State of the State of Delaware a properly executed certificate of merger conforming to the requirements of the DGCL and in the form attached hereto as Exhibit B, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective when the Certificate of Merger is accepted for recording by the Secretary of State of the State of Delaware or at such other time as Parent and the Company may agree and specify in the Certificate of Merger (the “Effective Time”).

SECTION 2.5  Certificate of Incorporation and Bylaws; Directors and Officers.

(a)  At the Effective Time and without any further action on the part of the Company or Merger Sub, the Company Certificate of Incorporation shall be amended to read in its entirety as the certificate of incorporation of Merger Sub reads as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law, provided, that such certificate of incorporation shall (i) reflect as of the Effective Time “FerroKin BioSciences, Inc.” as the name of the Surviving Corporation and (ii) omit the provisions relating to the incorporator of Merger Sub.  At the Effective Time, the Bylaws of the Company shall be amended to read in their entirety as the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and as so amended shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Certificate of Incorporation and applicable Law.

(b)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be.

(c)  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

SECTION 2.6  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub:

(a)  Each share of Company Capital Stock that is held in the treasury of the Company and each share of Company Capital Stock owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent shall be canceled and retired and no consideration shall be delivered in exchange therefor.

(b)  Subject to Sections 2.9, 2.10, 3.1(a) and Article IX:

(i)  each share of Company Common Stock, including each share of Company Restricted Stock, issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive an amount in cash (adjusted to the nearest whole cent), without interest, equal to:

(A)  the quotient of (1) (x) the sum of (a) $100,000,000 and (b) all Closing Cash, less (y) the sum of (a) all Unpaid Company Transaction Expenses, (b) all Closing Debt and (c) all Past Due Payables (the result of clause (x) minus clause (y) being the “Merger Consideration”), plus (z) the Aggregate Exercise Price, divided by (2) the Fully Diluted Common Number (such result, the “Per Share Merger Consideration”), which amount shall be payable following the Effective Time pursuant to and in accordance with Section 3.1 and the Escrow Agreement; plus

(B)     the quotient of (1) the aggregate of any and all Milestone Payments divided by (2) the Fully Diluted Common Number (such result, the “Per Share Contingent Consideration”), which amount shall be payable following the Effective Time pursuant to and in accordance with Section 2.9;

(ii)  each share of Company Preferred Stock issued and outstanding prior to the Effective Time (other than shares of Company Preferred Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive an amount of cash (adjusted to the nearest whole cent) without interest, equal to:

(A)  (1) the Per Share Merger Consideration times (2) the number of shares of Company Common Stock (which may be fractional) into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time, which amount shall be payable following the Effective Time pursuant to and in accordance with Section 3.1 and the Escrow Agreement; plus

(B)  (1) the Per Share Contingent Consideration times (2) the number of shares of Company Common Stock (which may be fractional) into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time, which amount(s) shall be payable following the Effective Time pursuant to and in accordance with Section 2.9.

(c)  All such shares of Company Capital Stock, when converted in accordance with Section 2.6(b), shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a Company Certificate representing any such shares of Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive, subject to Sections 2.9, 2.10, 3.1(a), 3.2 and Article IX, the Per Share Merger Consideration and the Per Share Contingent Consideration with respect to such shares of Company Capital Stock upon the surrender of such certificate in accordance with Section 3.1.

(d) Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become as of the Effective Time one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

SECTION 2.7  Treatment of Company Options.

(a)  Subject to Sections 2.9, 2.10, 3.1(a) and Article IX, at the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, and that has not been exercised prior to the Effective Time shall be cancelled in consideration of payment to the holder thereof (each, an “Optionholder”) of an amount in cash, without interest, equal to:

(i)       the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock issuable upon the exercise of each unexercised Company Option, whether vested or unvested, held by such Optionholder immediately prior to the Effective Time by (B) the excess, if any, of (1) the Per Share Merger Consideration less (2) the exercise price per share of such Company Option (each such amount, an “Option Closing Payment”), which amount shall be payable following the Effective Time pursuant to and in accordance with Section 3.1 and the Escrow Agreement; plus

(ii)  the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock issuable upon the exercise of each unexercised Company Option, whether vested or unvested, held by such Optionholder immediately prior to the Effective Time by (B) the Per Share Contingent Consideration (each such amount, an “Option Contingent Payment”), which amount shall be payable following the Effective Time pursuant to and in accordance with Section 2.9.

(b)     The Option Closing Payments and the Option Contingent Payments shall constitute the sole consideration payable in respect of all canceled Company Options and no additional consideration shall be paid in respect of any canceled Company Options.  Prior to the Effective Time, the Company shall take all necessary actions, including providing any required notice to Optionholders, necessary to effect the transactions described in this Section 2.7 pursuant to the terms of the Company Option Plan and any agreement evidencing a Company Option.

SECTION 2.8  Closing Certificate.

(a)  No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a certificate executed by the Company’s Chief Executive Officer setting forth (i) the Company’s good-faith estimate of (A) the Closing Cash, (B) the Closing Debt, (C) the Unpaid Company Transaction Expenses and (D) the Past Due Payables and (ii) a detailed schedule (the “Consideration Allocation Schedule”) setting forth (A) the name and mailing address of each Equityholder, (B) the number of shares of Company Capital Stock and number of Company Options held by each such Equityholder, (C) each Equityholder’s Pro Rata Share and Contingent Pro Rata Share, (D) the portion of the Merger Consideration to be received by each such Equityholder after giving effect to Section 3.1(a) and (E) the Contingent Allocation with respect to each Milestone Payment to be received by each such Equityholder if the applicable Milestone relating to such Milestone Payment occurs (assuming, solely for purposes of such schedule, the payment in full of such Contingent Allocation with no adjustments pursuant to Section 2.10).  A preliminary version of the Consideration Allocation Schedule shall be provided by the Company to Parent at least six (6) Business Days prior to the Closing.

(b)  Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Parent or the Surviving Corporation or any of their respective Affiliates, (i) Parent and the Surviving Corporation are entitled to rely on the Consideration Allocation Schedule in making payment or disbursement to any Equityholder pursuant to this Agreement and (ii) in no event shall Parent or the Surviving Corporation or any of their respective Affiliates have any Liability to any Person (including the Equityholders’ Representative and each of the Equityholders) for the payment or disbursement by any Person (including Parent, the Surviving Corporation, their respective Affiliates, the Escrow Agent and the Exchange Agent) in accordance with the Consideration Allocation Schedule.

SECTION 2.9  Milestone Payments.

(a)  Upon the first occurrence of any of the events set forth in the table below under “Milestone Trigger Event” (each a “Milestone”), Parent shall promptly (and in any event, (x) in the case of the Initiation of Phase III Clinical Trial Milestone, the US Approval Milestone or the EU Approval Milestone, no later than ten (10) Business Days thereafter and (y) in the case of the First Net Sales Milestone or the Second Net Sales Milestone, no later than forty-five (45) Business Days thereafter) deliver a notice to the Equityholders’ Representative of such occurrence and, within fifteen (15) Business Days of such notice, deposit or cause to be deposited the amount of cash in U.S. dollars set forth in the table below under “Milestone Payment” opposite such Milestone subject to the adjustment set forth in Section 2.9(l) (each, a “Milestone Payment”) with the Equityholders’ Representative or its designated agent, in each case subject to the right of set-off set forth in Section 2.10 and withholding rights set forth in Section 3.4 and less the portion of such amount, if any, allocable to Dissenting Shares.  Each Milestone Payment shall be paid by or on behalf of Parent in immediately available funds by wire transfer to an account of the Equityholders’ Representative or its designated agent with a bank designated by the Equityholders’ Representative by notice to Parent, which notice shall be delivered within two (2) Business Days of the Equityholders’ Representative’s receipt of notice of the Milestone Trigger Event and shall include the name of the Equityholders’ Representative’s designated agent, if any.  Upon receipt of any Milestone Payment, the Equityholders’ Representative shall pay or cause to be paid to each Equityholder who is not a holder of Dissenting Shares, and in any event within fifteen (15) Business Days, its Contingent Allocation with respect to the Milestone Payment.  Following the payment of any Milestone Payment to the Equityholders’ Representative or its designated agent, each Equityholder shall look only to the Equityholders’ Representative (and not to Parent, the Surviving Corporation or any of their respective Affiliates) to receive such Equityholder’s Contingent Allocation with respect to such Milestone Payment.  It is expressly understood and agreed that Parent, the Surviving Corporation and their respective Affiliates shall have no Liability to any Equityholder for its Contingent Allocation with respect to any Milestone Payment so long as such Milestone Payment has been paid by or on behalf of Parent to the Equityholders’ Representative or its designated agent.  Notwithstanding anything to the contrary set forth in this Agreement, in the event that Parent fails to deliver timely notice of a Milestone Trigger Event to the Equityholders’ Representative or fails to deposit any Milestone Payment, in each case in accordance with this Section 2.9(a), then the applicable Milestone Payment shall bear interest from the date upon which such Milestone occurred until the date of deposit with the Equityholders’ Representative or its designated agent at a rate per annum equal to (i) the prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during such period plus (ii) one percent (1%).

Milestone Trigger Event	Milestone Payment
Initiation of Phase III Clinical Trial Milestone	$[**redacted**]
US Approval Milestone	$[**redacted**]
EU Approval Milestone	$[**redacted**]
First Net Sales Milestone	$[**redacted**]
Second Net Sales Milestone	$[**redacted**]

(b)  For the avoidance of doubt, (i) the maximum aggregate amount Parent and any of its Affiliates shall be obligated to pay pursuant to this Section 2.9 shall be $225,000,000 (inclusive of all Company Transaction Expenses of the type referred to in Section 2.9(l)) and (ii) none of the Milestone Payments shall be payable more than one time; provided, however, that in the event that there occurs a Fundamental Circumstance, but Parent or any of its Affiliates or Sublicensees pursues development of an Alternative Covered Product that constitutes a Covered Product, then any remaining Milestone Payments that first become due and payable following the occurrence of such Fundamental Circumstance shall be one-half (1/2) the applicable amount set forth in the table above.  In the event that Parent believes that a Fundamental Circumstance has occurred, Parent shall promptly provide notice thereof to the Equityholders’ Representative together with reasonable detail (based upon the information then possessed by Parent) of the material facts known to Parent giving rise to such belief.

(c)  Parent shall (y) from the Closing Date until the date each of the US Approval Milestone and the EU Approval Milestone has been achieved, no later than forty-five (45) days following each submission of an “Annual Report” (described in Title 21 (21 C.F.R.) § 312.33) by the Surviving Corporation to the FDA, deliver to the Equityholders’ Representative a written memorandum (each such memorandum, a “Progress Memo”) containing (i) an Annual R&D Report based on such “Annual Report” and (ii) a brief summary of the Surviving Corporation’s most recently available development plan prepared for its internal use in respect of its plans for the coming year with respect to the achievement of each of the Milestones that has not occurred as of the date of such plan and (z) from the date of the first commercial sale of a Covered Product (including any Combination Product) until the Second Net Sales Milestone has been achieved, as promptly as practicable, but in any event within ninety (90) days after each fiscal year following the commencement of sales of a Covered Product (including any Combination Product), prepare and deliver to the Equityholders’ Representative a reasonably detailed statement setting forth Net Sales and GAAP Net Sales for such fiscal year (each, a “Net Sales Statement”).  In addition, from the Closing Date until the date on which each of the US Approval Milestone and EU Approval Milestone has been achieved, Parent shall, once each fiscal year upon reasonable prior written notice, cause the general manager of the Covered Products to meet with the Equityholders’ Representative and its representatives to discuss the Progress Memo for the immediately preceding fiscal year.

(d)  From the date of the first commercial sale of a Covered Product (including any Combination Product) until the Second Net Sales Milestone has been achieved, on not less than thirty (30) Business Days’ prior written notice, Parent shall permit an internationally recognized independent, certified public accountant selected by the Equityholders’ Representative (and if such accountant is not a “Big Four” accounting firm, then Parent shall have the right to approve the selected accountant (which approval shall not be unreasonably withheld, conditioned or delayed)) (the “Auditor”), to audit and inspect solely those books and records of Parent, the Surviving Corporation and their respective Affiliates that are necessary to audit and inspect Net Sales and GAAP Net Sales. The Auditor will only be entitled to disclose to the Equityholders’ Representative (i) whether the Auditor believes it has been provided reasonable access to the relevant books and records to conduct an audit and inspection in accordance with this Section 2.9(d), and if not, the nature of any deficiencies in such access, (ii) any differences between the Auditor’s findings regarding Net Sales and GAAP Net Sales as determined by the Auditor, on the one hand, and the calculations of Net Sales and GAAP Net Sales set forth in any applicable Net Sales Statement and (iii) whether the First Net Sales Milestone and/or the Second Net Sales Milestone were met.  Such inspections may be made no more than once each calendar year and during normal business hours.  The books and records for any particular calendar year shall be subject to no more than one inspection, and in no event shall any inspection be initiated with respect to any calendar year more than two (2) years following the end of such calendar year.  The Auditor shall be obligated to execute a confidentiality agreement in form and substance reasonably satisfactory to Parent prior to commencing any such inspection.  Inspections conducted under this Section 2.9(d) shall be at the sole cost and expense of the Equityholders’ Representative; provided, however, that if by virtue of an inspection it is determined that Parent failed to notify the Equityholders’ Representative in a timely manner under Section 2.9(a) of the occurrence of the First Net Sales Milestone or the Second Net Sales Milestone, then Parent shall bear the cost and expense of such inspection.

(e)  The Equityholders’ Representative and each Permitted Recipient (i) shall hold in confidence and shall not disclose to any other Person all information provided to it pursuant to Sections 2.9(c) and 2.9(d) except to the extent that such information can be shown to have been in the public domain through no fault of the Equityholders’ Representative, any

Permitted Recipient or any of their respective Affiliates and (ii) shall not use such information other than solely to assess the value of, the progress towards, and the probability of, achieving the Milestone Payments and to determine or enforce the Equityholders’ right to receive such Milestone Payments; provided, that the Equityholders’ Representative may disclose such information to (x) the employees, advisors and consultants of the Equityholders’ Representative to the same extent, and under the same conditions, as information may be disclosed to such Persons pursuant to the last sentence of Section 10.1(c) and (y) the Permitted Recipients so long as each such Permitted Recipient (A) is informed of the confidential nature of such information and (B) executes a confidentiality agreement with the Equityholders’ Representative regarding such information (1) that is comparable to and no less restrictive than the terms of this Section 2.9(e) with respect to the Equityholders’ Representative, (2) contains the acknowledgement and agreement referred to in the last sentence of this Section 2.9(e) and (3) to which Parent is made an express third party beneficiary.  At the request of Parent, the Equityholders’ Representative shall deliver, or cause to be delivered to Parent, true and correct copies of each such confidentiality agreement.  Any Permitted Recipient receiving such information shall not disclose such information to any Person, including to any prospective or current limited partner or other investor of such Permitted Recipient; provided, however, that a Permitted Recipient that is a venture capital fund may, (i) disclose such information to its auditors for purposes of enabling such auditors to confirm the reasonableness of the methodology utilized by such venture capital fund in valuing its expected return from the Merger; provided that such auditing firm agrees to enter into a confidentiality agreement regarding such information (A) that is comparable to and no less restrictive than the terms of this Section 2.9(e) with respect to the Equityholders’ Representative, (B) contains the acknowledgement and agreement referred to in the last sentence of this Section 2.9(e) and (C) to which Parent is made an express third party beneficiary and (ii) disclose to prospective and current limited partners the valuation such venture capital fund has placed on its expected return from the Merger and a general statement of the likelihood that the Milestone Payments will be received (e.g., a “high likelihood”, a “low likelihood”, “a greater or less than 50% likelihood”, etc.) (it being understood that in no event shall such general statement include any specifics regarding any Covered Product or the progress in achieving the Milestones (including details of the type included in Annual R&D Reports or the Net Sales Statements) that are not generally available publicly).  The Equityholders’ Representative acknowledges and agrees, and each Permitted Recipient receiving information of the type described above shall acknowledge and agree as part of the confidentiality agreement required to be executed by such Permitted Recipient, that (x) the information provided pursuant to Sections 2.9(c) and 2.9(d) may contain material non-public information concerning Parent and its Affiliates, (y) it shall comply with applicable securities laws regarding the trading of securities of Parent and its Affiliates while in possession of any such material non-public information, including any restrictions imposed by such laws prohibiting any Person who has received any such material non-public information from purchasing or selling securities of Parent and its Affiliates or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such other Person is likely to purchase or sell such securities and (z) Parent is relying upon its compliance with the obligations under this Section 2.9(e) for purposes of compliance by Parent and its Affiliates with Regulation FD promulgated by the U.S. Securities and Exchange Commission (to the extent Parent or any of its Affiliates is subject to such regulation).

(f)  Notwithstanding anything else in this Agreement to the contrary, in the event that the Company has not achieved the Initiation of the Phase III Clinical Trial Milestone on or before [**redacted**] other than as a result of a Fundamental Circumstance, then [**redacted**].

(g)  Following the Closing, Parent, the Surviving Corporation and their respective Affiliates shall have the right, in their sole and absolute discretion, to direct and control the development, commercialization, manufacture, marketing, distribution and selling of the Covered Products in all respects, including the determination to test, develop, pursue, market, make any regulatory filings, including any NDA or MAA filing, or seek any Regulatory Approvals, including any marketing approvals in the United States or the European Union, with respect to, or make any strategic product portfolio decisions affecting, the Covered Products.  None of this Agreement or the other Transaction Documents or any other fact, circumstance or matter relating hereto or thereto (including the process of negotiation, execution and implementation hereof or thereof) shall be construed to impose upon Parent, the Surviving Corporation, or any of their respective Affiliates any express or implied obligation, duty or expectation to test, develop, pursue, market, make any regulatory filings or seek any Regulatory Approvals with respect to, or otherwise advance any Covered Product.

(h)  During the period beginning at the Effective Time and ending on the date on which each Milestone Payment shall have been delivered to the Equityholders’ Representative or its designated agent for the benefit of the Equityholders, Parent, the Surviving Corporation and their respective Affiliates may not directly or indirectly consummate a Product Sale unless (i) Parent, the Surviving Corporation and their respective Affiliates made provision so that such acquirer assumes and succeeds to the obligations of Parent and the Surviving Corporation set forth in this Section 2.9 and (ii) prior to or simultaneously with the consummation of such Product Sale, such acquirer delivers to the Equityholders’ Representative an instrument of assumption for the benefit of the Equityholders effecting the assumption and succession described in the forgoing clause (i).

(i)  If Parent, the Surviving Corporation or any of their respective Affiliates grants, directly or indirectly, a license to any Sublicensee in any jurisdiction pursuant to which such Sublicensee makes commercial sales of any Covered Product to any third party, then Parent shall ensure that such arrangement with such Sublicensee contains provisions requiring such Sublicensee to (i) deliver to Parent the information required by Parent to prepare and deliver to the Equityholders’ Representative the Net Sales Statements, (ii) keep accounts of all Net Sales and GAAP Net Sales, and deliver to Parent the information required by Parent to calculate Net Sales and GAAP Net Sales hereunder and (iii) if the Equityholders’ Representative initiates an inspection pursuant to Section 2.9(d), provide Parent with the right to request access for the Auditor to audit and inspect the books records of such Sublicensee in the same manner and to the same extent as required of an audit and inspection of Parent’s books and records pursuant to Section 2.9(d).

(j)  Notwithstanding anything else in this Agreement to the contrary, if [**redacted**] of GAAP Net Sales for a given fiscal year exceeds Net Sales for such fiscal year, Net Sales for such fiscal year shall be deemed to be equal to [**redacted**].

(k)  The right of each Equityholder to receive such Equityholder’s Contingent Allocation with respect to any Milestone Payment shall not be evidenced by any form of certificate or instrument, and does not represent any ownership or equity interest in the Surviving Corporation, Parent or any of their respective Affiliates and does not entitle any Equityholder to voting rights or rights to dividend payments. The right of each Equityholder to receive such Equityholder’s Contingent Allocation with respect to any Milestone Payment shall not be assignable or transferable except by (i) will, (ii) the Laws of intestacy, (iii) other operation of Law or (iv) if such Equityholder is a partnership or a limited liability company, pursuant to a

Permitted Disposition to one or more partners or members of such Equityholder or to one or more Affiliates of such Equityholder; provided that, in each case, written notice of such assignment and transfer shall be promptly delivered to each of Parent and the Equityholders’ Representative by the transferor or assignor (or such transferor’s or assignor’s estate), which notice shall expressly set forth the transferor or assignor and the transferee or assignee, the rights to which such transfer or assignment related and the effective date of such transfer; and, provided, further, that as a condition to such transfer or assignment, the parties to such transfer or assignment shall agree to provide to each of Parent and the Equityholders’ Representative, at their respective request, any additional evidence of the transfer or assignment that Parent or the Equityholders’ Representative, as the case may be, may reasonably request.  None of Parent, the Surviving Corporation or the Equityholders’ Representative shall give effect to any purported assignment or transfer made in contravention of this Section 2.9(k).  A “Permitted Disposition” means (a) a transfer or assignment by a Permitted Recipient that is a venture capital fund to its limited partners pursuant to a distribution that is made pro rata to such limited partners in accordance with the terms of such Permitted Recipient’s limited partnership or other governing documents and without the payment of any additional consideration therefor and (b) a transfer or assignment to a third party approved in writing in advance by Parent, such approval not to be unreasonably withheld, conditioned or delayed; provided that notwithstanding anything set forth in this Agreement, Parent shall have no obligation to approve any such transfer or assignment pursuant to the foregoing clause (b) if such transfer or assignment cannot, individually or taken together with any prior transfer or assignment and any potential future transfers or assignments and other facts and circumstances, be accomplished in a transaction that is, in Parent’s reasonable judgment, exempt from registration and qualification under, or would result in any other material adverse consequences under, U.S. federal and state securities laws or any other Law or would have an adverse Tax impact on Parent or its Affiliates (including the Surviving Corporation).

(l)  For the purposes of calculating any Milestone Payment, the amount of cash in U.S. dollars set forth in the table in Section 2.9(a) under “Milestone Payment” opposite the applicable Milestone shall be reduced by the total of all Company Transaction Expenses of the type referred to in clause (i) of the definition thereof that would be payable if such amount set forth in the table in Section 2.9(a) were paid in full to the Equityholders’ Representative or its designated agent (calculated without duplication of any Company Transaction Expenses previously paid or deducted in determining the Merger Consideration or any prior Milestone Payment).

SECTION 2.10  Set Off Right.  Notwithstanding any provision of this Agreement to the contrary, the parties hereby acknowledge and agree that, in addition to any other right hereunder, Parent shall have the right, but not the obligation, from time to time to set off any indemnification payments alleged by Parent to be owed by the Equityholders to the Parent Indemnified Parties at such time pursuant to Article IX against any Milestone Payment that is owed and has not yet been paid; provided that the aggregate amount that Parent may set off as of a given time for indemnification payments owed by the Equityholders to the Parent Indemnified Parties pursuant to Sections 9.2(a) and 9.2(b) in respect of breaches of the Specified IP Representations and other non-Fundamental Representations shall not exceed the Specified Liability Limit as of such time; provided, further that for the avoidance of doubt, Parent’s right to set off indemnification payments owed by the Equityholders to the Parent Indemnified Parties pursuant to Sections 9.2(a) and 9.2(b) shall in each case be subject to Parent having delivered notice of such claim to the Equityholders’ Representative in accordance with the applicable provisions of Article IX within the applicable survival period specified in Section 9.1.  If it is finally resolved through negotiation or final, non-appealable decision of a court of competent jurisdiction that all or a portion of any amount set off by Parent was not entitled to be set off by

Parent, then Parent shall promptly pay the amount Parent was not entitled to set off to the Equityholders’ Representative or its designated agent plus interest accruing from and including the date such amount was withheld from the applicable Milestone Payment but excluding the date of payment at a rate per annum equal to (a) the prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during such period plus (b) one percent (1%).

ARTICLE III.
EXCHANGE OF COMPANY CERTIFICATES & COMPANY OPTIONS

SECTION 3.1  Exchange of Company Certificates & Company Options.

(a)  Escrow Agent.  At the Closing, Parent shall deposit, or shall cause to be deposited, with Wells Fargo, N.A., in its capacity as the escrow agent (the “Escrow Agent”), an amount of cash in U.S. dollars equal to the Escrow Fund.  The Escrow Fund (or any portion thereof) shall be distributed to the Equityholders, the Equityholders’ Representative and Parent at the times, and upon the terms and conditions, set forth in this Agreement and the Escrow Agreement to be executed on or prior to the Closing by Parent, the Escrow Agent and the Equityholders’ Representative in the form attached hereto as Exhibit C (the “Escrow Agreement”).  Notwithstanding anything to the contrary in Sections 2.6 and 2.7, the Escrow Fund shall be deducted, pro rata in proportion to each Equityholder’s Pro Rata Share, from the aggregate amount payable to each Equityholder pursuant to Sections 2.6(b)(i)(A), 2.6(b)(ii)(A) and 2.7(a)(i).  The adoption of this Agreement by the Company’s stockholders and the delivery of the Letters of Transmittal and Optionholder Letters pursuant to Section 3.1 shall constitute the agreement of such Equityholders to be bound by and comply with the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including the deposit of the Escrow Fund into escrow, the indemnification obligations set forth in Article IX hereof and the appointment and sole authority to act on behalf of the Equityholders of the Equityholders’ Representative, as provided for herein and in the Escrow Agreement.

(b)  Parent Deposits.  At the Closing, Parent shall deposit, or shall cause to be deposited, cash in U.S. dollars (i) with Citibank, N.A., in its capacity as the exchange agent (the “Exchange Agent”), for the benefit of each Equityholder who holds shares of Company Capital Stock, an amount (the “Exchange Fund”) equal to the aggregate Per Share Merger Consideration to be paid pursuant to Section 2.6 after deducting the appropriate amount thereof allocable to the Escrow Fund pursuant to Section 3.1(a) and (ii) with the Surviving Corporation, an amount equal to the aggregate Option Closing Payments after deducting the appropriate amount thereof allocable to the Escrow Fund pursuant to Section 3.1(a).

(c)  Exchange Procedures for Company Capital Stock.  At the Closing, Parent shall pay or cause to be paid to each Equityholder of record who holds shares of Company Capital Stock and has delivered to Parent at least five (5) Business Days prior to the Closing Date (i) the stock certificates representing such Equityholder’s shares of Company Capital Stock (collectively, such Equityholder’s “Company Certificates”) and (ii) an executed and completed copy of a letter of transmittal in the form attached hereto as Exhibit D (each, a “Letter of Transmittal”), the aggregate Per Share Merger Consideration payable in respect of such Company Certificates pursuant to Section 2.6, subject to adjustment in accordance with Section 3.1(a) and withholding (if any) in accordance with Section 3.4. To the extent that an Equityholder of record has not delivered the Company Certificates representing all of such Equityholder’s shares of Company Capital Stock as of the Closing together with a properly completed and duly executed Letter of Transmittal on or prior to the Closing Date, then, promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to such Equityholder (A) a Letter of Transmittal and (B) instructions for use in effecting the surrender of the Company Certificates in exchange for the portion of the Merger Consideration receivable in respect of such Company Certificates, and following the Effective Time, Parent shall pay or cause to be paid, promptly following surrender of a Company Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the aggregate Per Share Merger Consideration payable in respect of such Company Certificates pursuant to Section 2.6, subject to adjustment in accordance with Section 3.1(a) and withholding (if any) in accordance with Section 3.4.  All such payments shall be made out of the Exchange Fund to the extent it is then in existence, and the Exchange Fund shall not be used for any other purpose.  In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, the portion of the Merger Consideration payable in respect of such shares of Company Capital Stock may be issued to a transferee if the Company Certificate representing such shares of Company Capital Stock is presented to the Exchange Agent, accompanied by any documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.

(d)  Exchange Procedures for Company Options.  To the extent that an Optionholder has not delivered a properly completed and duly executed Optionholder Letter with respect to all of such Optionholder’s Company Options as of the Closing, then, promptly after the Effective Time, Parent shall instruct the Surviving Corporation to mail to such Optionholder (i) an Optionholder Letter in the form attached hereto as Exhibit E (each, an “Optionholder Letter”) and (ii) instructions for use in obtaining the portion of the Merger Consideration receivable in respect of cancelled Company Options.  Upon delivery of a duly executed and completed Optionholder Letter and such other documents as may be required pursuant to the instructions thereto, in each case, on or prior to December 1, 2012, such Optionholder shall be entitled to receive in exchange therefor, the aggregate Option Closing Payments payable in respect of such Company Options pursuant to Section 2.7, subject to adjustment in accordance with Section 3.1(a) and withholding (if any) in accordance with Section 3.4.  All such payments shall be made after the Closing by the Surviving Corporation from funds deposited by or at the direction of Parent pursuant to Section 3.1(b)(ii), and shall be made, (A) in the case of payments in respect of Company Options made to Employee Optionholders, through Parent’s or the Surviving Corporation’s payroll or treasury functions no later than three (3) Business Days following Parent’s receipt of the applicable Employee Optionholder’s Optionholder Letter, duly executed and completed, together with such other documents as may be required pursuant to the instructions thereto, and, (B) in the case of all other payments in respect of Company Options, in such manner as Parent determines reasonably appropriate, including, if Parent elects, through the Exchange Agent, as promptly as administratively practicable, but in any event no later than ten (10) Business Days, following Parent’s receipt of the applicable duly executed and completed Optionholder’s Optionholder Letter together with such other documents as may be required pursuant to the instructions thereto.

(e)  Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Capital Stock as of six (6) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore complied with this Article III shall thereafter look only to Parent for the Merger Consideration.

(f)       Lost, Stolen or Destroyed Company Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and (ii) the execution and delivery to the Exchange Agent by such Person of a bond of indemnity in form and substance reasonably satisfactory to Parent and the Exchange Agent as indemnity against any claim that may be made against them with respect to such Company Certificate, the Exchange Agent shall, issue, in exchange for such lost, stolen or destroyed Company Certificate, the amount of cash, without interest, that such Person would have been entitled to receive had such Person surrendered such lost, stolen or destroyed Company Certificate to the Exchange Agent pursuant to Section 3.1(c), subject to withholding (if any) in accordance with Section 3.4.

(g)  Treatment of Unsurrendered Securities.  No Per Share Contingent Consideration, Option Contingent Consideration or proceeds in respect of the Indemnity Escrow Fund or any Milestone Payments shall be paid pursuant to this Agreement or the Escrow Agreement to any Equityholder who has not surrendered his, her or its Company Certificates in accordance with Section 3.1(c) or has not delivered an Optionholder Letter in accordance with Section 3.1(d).  Parent shall timely provide to the Equityholders’ Representative a list of all Equityholders and/or Optionholders who have complied with the requirements of the preceding sentence prior to any Milestone Payment being delivered to the Equityholders’ Representative or its agent.

(h)  No Liability.  Notwithstanding anything to the contrary in this Section 3.1, neither the Company, Parent nor the Surviving Corporation shall be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.

SECTION 3.2  Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL, but only to the extent required thereby, shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Capital Stock who have properly exercised appraisal rights with respect thereto in accordance with the DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the amount payable with respect to such Company Capital Stock pursuant to Section 2.6, and holders of such shares of Company Capital Stock shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock, subject to withholding (if any) in accordance with Section 3.4, in accordance with the provisions of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Capital Stock shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to the amount payable with respect to such Company Capital Stock pursuant to Section 2.6, without any interest thereon.  The Company shall give Parent and Merger Sub prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands and the exercise of such appraisal rights under the provisions of the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demand.

SECTION 3.3  No Further Ownership Rights in Shares of Company Capital Stock; Closing of Company Transfer Books.  At and after the Effective Time, each holder of Company Capital Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than shares to be cancelled pursuant to Section 2.6(a) or Dissenting Shares), the right to surrender his or her Company Certificate in exchange for payment of the amount payable with respect to such Company Capital Stock pursuant to Section 2.6 or, in the case of a holder of Dissenting Shares, to perfect his or her right to receive payment for his or her shares of Company Capital Stock pursuant to the DGCL, and no transfer of shares of Company Capital Stock shall be made on the stock transfer books of the Surviving Corporation.  At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made.  If, after the Effective Time, Company Certificates are presented to the Exchange Agent, they shall be cancelled and exchanged as provided for in this Agreement.

SECTION 3.4 Withholding Rights.

(a)  Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Equityholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law; provided, however, (i) before making any such deduction or withholding (other than deduction or withholding in respect of (A) federal income tax withholding under Section 1441 or 1442 of the Code with respect to any amounts treated as interest under Section 483 or 1274 of the Code, (B) Taxes with respect to Option Payments and payments with respect to Company Restricted Stock held by a current or former employee of any Acquired Company who has not timely filed an election under Section 83(b) of the Code, and (C) backup withholding, Parent or the Surviving Corporation, as applicable, shall give the Equityholders’ Representative notice of the intention to make such deduction or withholding (such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, shall be given at least a commercially reasonable period of time before such deduction or withholding is required, in order for the Equityholders to obtain, if available, reduction of or relief from such deduction or withholding, and the Equityholders’ Representative shall use commercially reasonable efforts to promptly provide copies of such notice to the Equityholders), (ii) Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent, as applicable, shall cooperate with the Equityholders to the extent reasonable in efforts to obtain, if available, reduction of or relief from such deduction or withholding (other than with respect to a Company Option held by an Employee Optionholder or Company Restricted Stock held by a current or former employee of any Acquired Company) and (iii) Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent, as applicable, shall timely remit to the appropriate Governmental Authority any and all amounts so deducted or withheld and timely file all Tax Returns and provide to the Equityholders’ Representative such information statements and other documents required to be filed or provided under applicable Tax Law.  To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Equityholder in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent.

(b)  The parties hereto acknowledge and agree that, for U.S. federal income tax purposes, a portion of each Milestone Payment received by each Equityholder (other than any Equityholder as to whom the receipt of such Milestone Payment is treated as the receipt of compensation for such purposes) may be treated as imputed interest to the extent required under Sections 483 and 1274 of the Code.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In connection with the execution and delivery of this Agreement by the Company, Parent and Merger Sub, the Company has delivered to Parent and Merger Sub a disclosure schedule with numbered sections corresponding to the relevant sections in this Agreement (the “Company Disclosure Schedule”).  Any disclosure set forth in the Company Disclosure Schedule with respect to a particular representation or warranty contained herein shall be deemed to be a disclosure with respect to all other applicable representations and warranties contained in this Agreement if the applicability of such disclosure to any other applicable representation or warranty would be reasonably apparent to a Person reviewing the Company Disclosure Schedule, regardless of whether an explicit reference to such other representation or  warranty is made.  Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation, warranty or covenant of the Company contained in this Agreement, and disclosure of any item in the Company Disclosure Schedule shall not constitute an admission that such item is material or required to be disclosed. Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1  Authority.

(a)  The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors of the Company, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement, other than the Required Company Stockholder Vote.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of rules of law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).  The affirmative vote or consent of the holders of (x) a majority of the shares of the outstanding Company Capital Stock, voting together as a single class on an as-converted-to-Company Common Stock basis, (y) at least 70% of the Company Preferred Stock then outstanding, voting together as a single, separate class on an as-converted-to Company Common Stock basis and (z) at least 75% of the outstanding shares of the Company Preferred Stock designated as “Series B Preferred” voting as a single, separate class, are the only votes of the holders of any Company Capital Stock necessary (including under the DGCL, the Company Certificate of Incorporation and the Company Bylaws) to adopt this Agreement (the “Required Company Stockholder Vote”).

(b)  When so executed and delivered, the Written Consent shall constitute a valid and effective adoption of this Agreement by the Required Company Stockholder Vote in compliance with applicable Law, the Company Certificate of Incorporation and Company Bylaws, and no other vote or action of the holders of any class or series of the capital stock of the Company will be necessary under applicable Law, the Company Certificate of Incorporation and Company Bylaws or otherwise to adopt this Agreement and consummate the transactions contemplated hereby.

SECTION 4.2 Organization; Subsidiaries.

(a)  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business.  The Company is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by the Acquired Companies to be so qualified or in good standing, would not reasonably be expected to have a Material Adverse Effect.  True and complete copies of the Certificate of Incorporation (the “Company Certificate of Incorporation”) and Bylaws (the “Company Bylaws”) of the Company, each as amended and in effect as of the date of this Agreement, have been provided to Parent or its advisors prior to the date hereof.  The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws.

(b)  Section 4.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries.  Each of the Subsidiaries of the Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business.  Each Subsidiary of the Company is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by the Acquired Companies to be so qualified or in good standing, would not reasonably be expected to have a Material Adverse Effect.  The Company owns directly or indirectly all of the issued and outstanding shares of capital stock of its Subsidiaries.  No Acquired Company has any other equity interest or profit participation in any entity other than the Subsidiaries.  No shares of Company Capital Stock are held by a Company Subsidiary.  True and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Acquired Company, each as amended and in effect as of the date of this Agreement, have been provided to Parent or its advisors prior to the date hereof.  No Acquired Company is in violation of any of the provisions of its certificate of incorporation or bylaws (or equivalent organizational documents).

SECTION 4.3 Company Capital Stock.

(a)  As of the date of this Agreement, the authorized Company Capital Stock consists of 58,000,000 shares, of which (i) 35,000,000 shares have been designated as Company Common Stock and (ii) 23,000,000 shares have been designated Company Preferred Stock, 15,000,000 of which have been designated “Series A Preferred” and 8,000,000 of which have been designated “Series B Preferred.”  As of the date of this Agreement, (w) 4,054,062 shares of Company Common Stock have been issued and are outstanding, (x) 15,000,000 shares of Series

A Preferred have been issued and are outstanding, (y) 7,999,996 shares of Series B Preferred have been issued and are outstanding and (z) no shares of Company Capital Stock are held in treasury.  Schedule I sets forth, as of the date of this Agreement, the name of each holder of shares of Company Capital Stock and the number and type of shares of Company Capital Stock held of record by each such stockholder.  All such issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Company Certificate of Incorporation, the Company Bylaws or any agreement to which the Company is a party or by which it is bound, and have been issued in compliance with applicable federal and state securities or “blue sky” Laws.  There are no accrued or unpaid dividends with respect to any issued and outstanding shares of Company Capital Stock.

(b)  There are not now, nor will there be at the Effective Time, any outstanding options, warrants, calls, subscriptions, rights of conversion or other rights, agreements, arrangements or commitments of any kind or character, relating to the Company Capital Stock or the capital stock of any other Acquired Company to which any Acquired Company is a party, or by which it is bound, obligating any Acquired Company to issue, deliver or sell, or cause to be issued, delivered or sold, or reserve for issuance any shares of its capital stock, other than outstanding Company Options representing the right to purchase an aggregate of up to 1,706,250 shares of Company Common Stock.  Schedule I sets forth, for each outstanding Company Option, the name of the holder, the date of grant, the exercise price, the number of shares vested, the number of shares unvested and the expiration date.  All shares of Company Common Stock subject to any Company Option are or, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid, non assessable and free of preemptive rights.

(c)  Except as set forth in Section 4.3 of the Company Disclosure Schedule, there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the capital stock of any Acquired Company to which any Acquired Company is a party, or by which it is bound, obligating any Acquired Company to repurchase, redeem or otherwise acquire any issued and outstanding shares of capital stock of any Acquired Company, (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any Acquired Company and (iii) no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect to which any Acquired Company is a party with respect to the governance of any Acquired Company or the voting or transfer of any shares of capital stock of any Acquired Company.

SECTION 4.4  Conflicts.  The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, does not and will not (a) conflict with or result in a violation of the Company Certificate of Incorporation or Company Bylaws or the certificate of incorporation or bylaws (or equivalent governing documents) of any other Acquired Company, (b) assuming all consents, waivers, approvals, authorizations, orders, permits, declarations, filings, registrations, notifications and other actions set forth in Section 4.5 have been obtained or made, conflict with or result in a violation of any Governmental Order or Law applicable to any Acquired Company or its assets or properties or (c) assuming all consents, waivers, approvals and authorizations set forth in Section 4.5 of the Company Disclosure Schedule are obtained, result in a breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation of any Encumbrance on any of the assets or properties of any Acquired  Company pursuant to, any Contract to which such Acquired Company is a party, or by which any of the assets or properties of such Acquired Company is bound or affected, except, in the case of clauses (b) and (c) of this Section 4.4, as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

SECTION 4.5  Consents, Approvals, Etc.  No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or other Person is required to be made or obtained by any Acquired Company in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement, except: (a) the filing of the Certificate of Merger pursuant to the DGCL, (b) applicable requirements, if any, under the DGCL, federal or state securities or “blue sky” Laws, (c) such filings as may be required under the HSR Act and (d) where the failure to obtain such consent, waiver, approval, authorization, order or permit, or to make such declaration, filing, registrations or notification would not reasonably be expected to be material to the Acquired Companies, taken as a whole, or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

SECTION 4.6  Financial Statements.

(a)  The Company has prepared, or caused to be prepared, and made available to Parent or its advisors the audited consolidated financial statements of the Company (including the balance sheet and the related statements of income and cash flows of the Company) as of and for each of the fiscal years ended December 31, 2010 and December 31, 2009, respectively, and the unaudited consolidated financial statements of the Company as of and for the year ended December 31, 2011 (collectively, the “Company Financial Statements”).  Except as set forth therein, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (subject, in the case of the unaudited consolidated financial statements of the Company as of and for the year ended December 31, 2011, to the absence of footnotes), and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the respective dates and during the respective periods indicated therein.  The unaudited consolidated balance sheet of the Company as of December 31, 2011 shall be referred to in this Agreement as the “Current Balance Sheet” and the date thereof shall be referred to in this Agreement as the “Balance Sheet Date.”

(b)  The Acquired Companies maintain accurate books and records reflecting their assets and liabilities and maintain internal accounting controls that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to their assets is permitted only in accordance with management’s authorization and (iv) the reporting of their assets is compared with existing assets at regular intervals.

(c)  No Acquired Company nor, to the Knowledge of the Company, any representative of any Acquired Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of any Acquired Company, including any material complaint, allegation, assertion or claim that any Acquired Company has engaged in improper accounting or auditing practices.

SECTION 4.7  Undisclosed Liabilities.  The Acquired Companies have no Liability, except (a) as reflected in, reserved against or disclosed in the Current Balance Sheet, (b) as incurred in the ordinary course of business since the Balance Sheet Date, which are of the same character and nature as the obligations and Liabilities set forth in the Current Balance Sheet, (c) for Liabilities arising from matters disclosed in the Company Disclosure Schedule, (d) as would not be material to the Acquired Companies, taken as a whole or (e) as incurred under this Agreement or in connection with the transactions contemplated hereby.

SECTION 4.8  Certain Changes or Events.  Except as set forth in Section 4.8 of the Company Disclosure Schedule, between the Balance Sheet Date and the date of this Agreement, there has not been, occurred or arisen:

(a)  any change, event, circumstance, development, occurrence or effect of any kind or character that, individually or taken together with any other change, event, circumstance, development, occurrence or effect, has had or would reasonably expected to have a Material Adverse Effect; or

(b)  any action that, if taken during the Pre-Closing Period, would require Parent’s consent pursuant to Section 6.2.

SECTION 4.9  Tax Matters.

(a)  The Acquired Companies have timely filed all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects.  All Taxes that are shown as due on such filed Tax Returns have been paid.

(b)  The Acquired Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c)  Since the Balance Sheet Date, the Acquired Companies have not engaged in any transaction other than in the ordinary course of business that would materially increase the Tax Liability of the Acquired Companies.

(d)  (i) No material deficiencies for Taxes of the Acquired Companies have been claimed, proposed or assessed in writing by any taxing or other Governmental Authority that have not been finally settled or paid, (ii) there are no pending, or to the Knowledge of the Acquired Companies, threatened audits, suits, proceedings, actions or claims for or relating to any material Liability in respect of Taxes of the Acquired Companies, (iii) the Acquired Companies have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open Tax year and (iv) to the Knowledge of the Company, no claim has been made by any Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(e)  There are no material liens for unpaid Taxes upon any property or assets of the Acquired Companies except for Taxes not yet due and payable or Taxes the validity of which are being contested in good faith by appropriate proceedings and for which accruals or reserves have been established in accordance with GAAP applied on a consistent basis with the Company’s historical accounting practices on the Company Financial Statements.

(f)  No Acquired Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(g)  No Acquired Company has ever been a member of an affiliated group filing a consolidated federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes, other than one of which the Company was the common parent.

(h)  No Acquired Company has in the last two years been a party to any transaction intended to qualify under Section 355 of the Code.

(i)  The Acquired Companies (i) are not a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement or other similar arrangement with any Person (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business) and (ii) have not entered into any closing or similar agreement or arrangement with any Governmental Authority with regard to a material Tax Liability of any Acquired Company affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired (including any Tax period ending after the Closing Date).

(j)  There are no requests for rulings or determinations in respect of any Tax pending between any Acquired Company and any Governmental Authority.

(k)  No Acquired Company will be required to include any material item of income in taxable income for any Tax period (or portion thereof) beginning after the Closing Date under Section 481(c) of the Code (or any similar provision of the Tax Laws of any jurisdiction) as a result of a change in a method of tax accounting made prior to the Closing Date.

(l)  For the avoidance of doubt, the Acquired Companies make no representations or warranties in respect of the Liability of the Acquired Companies for Taxes (including the existence, amount, usability or any other aspect of any Tax attributes of the Acquired Companies, including net operating losses, tax credit carryforwards, asset bases and depreciation periods) with respect to any taxable periods or portions thereof beginning after the Closing Date.

SECTION 4.10  Litigation and Governmental Orders.  (a) There are no material Actions pending or, to the Knowledge of the Company, threatened against any Acquired Company, any of the assets or properties of any Acquired Company, or any of the directors and officers of any Acquired Company in their capacity as directors or officers of such Acquired Company and (b) no Acquired Company or its assets or properties are subject to any Governmental Order relating to such Acquired Company or any of its assets or properties.

SECTION 4.11  Compliance with Laws.  Each Acquired Company has conducted since January 1, 2008, and is conducting, the Business in compliance, in all material respects, with applicable Law.  Since January 1, 2008, no Acquired Company has received any written notice from any Governmental Authority or any Person to the effect that any Acquired

Company is not in compliance, in any material respect, with any applicable Law and, to the Knowledge of the Company, the Company is not under investigation with respect to, and has not been threatened to be charged with, non-compliance with any applicable Law.

SECTION 4.12  Regulatory Matters.

(a)  The Acquired Companies have obtained all Permits required by the FDA to conduct the Business as it is currently conducted (the “FDA Permits”), except where the failure to so obtain and hold an FDA Permit would not be materially adverse to the Company.  All of the FDA Permits held by or issued to Acquired Companies are in full force and effect, and the Company is in compliance in all material respects with each such Permit held by or issued to it.  The Acquired Companies are the sole and exclusive owners of the FDA Permits and the associated filings and applications with the FDA, including any investigational new drug application and any comparable regulatory application or filing (including any and all non-U.S. counterparts thereof) made or held by or issued to the Acquired Companies (collectively, the “Company Regulatory Filings”) and hold all right, title and interest in and to all Company Regulatory Filings free and clear of any Encumbrance (other than Permitted Encumbrances).  No Acquired Company has granted any third party any right or license to use, access or reference any of the Company Regulatory Filings, including without limitation, any of the Know-How contained in any of the Company Regulatory Filings or rights (including any regulatory exclusivities) associated with each such Company Regulatory Filing.

(b)  Since January 1, 2008, there has not been any official or formal investigator notice or other notice relating to any alleged lack of safety or efficacy of the Product.

(c)  Each Acquired Company is in compliance in all material respects with all applicable Laws administered or enforced by the FDA or any other Governmental Authority which regulates the development of pharmaceutical products in any jurisdiction.  There are no pending, or, to the Knowledge of the Company, threatened, regulatory Actions (other than non-material routine or periodic inspections or reviews) against any Acquired Company or, with respect to the Product and to the Knowledge of the Company, any Person that manufactures or develops the Product pursuant to a development, manufacturing, supply or other collaboration arrangement with an Acquired Company (“Collaborative Partners”) by the FDA or any other Governmental Authority which regulates the development of pharmaceutical products.  Since January 1, 2008, there have been no written notices to any Acquired Company or, with respect to the Product and to the Knowledge of the Company, any Collaborative Partner, alleging or asserting noncompliance with any applicable Law or any subpoenas, investigative demands or other inquiries sent by any Governmental Authority with regard to any product of any Acquired Company or any product candidate of any Acquired Company.  Since January 1,  2008, there have been no (i) establishment inspection reports, (ii) warning, untitled or action letters, (iii) orders, (iv) rulings, (v) enforcement Actions or (vi) other documents or Actions applicable to any Acquired Company or, with respect to the Product and to the Knowledge of the Company, any Collaborative Partner, that assert lack of compliance in any material respect with any applicable Laws relating to any Acquired Company or the Product.

(d)  The manufacture of the Product for use in clinical trials of any Product by any Acquired Company is being, and at all times has been, conducted in material compliance with applicable provisions of current “good manufacturing practices” administered by the FDA.

(e)  The Company is and has been in compliance in all material respects with all Laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other Governmental Authority.

(f)  Neither any Acquired Company nor, to the Knowledge of the Company, any of the Acquired Companies’ respective Collaborative Partners, agents or subcontractors has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by the FDA or any other Governmental Authority, and there are no proceedings pending or, to the Knowledge of the Company, threatened that reasonably might be expected to result in criminal or civil Liability or debarment or disqualification by the FDA or any other Governmental Authority.  No Acquired Company has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any other Governmental Authority to invoke any similar policy.

(g)  There have been no Serious Adverse Events associated with the use (including in clinical trials) of the Product of which the Company has Knowledge that have not been reported to the FDA in accordance with applicable Law.

(h)  All studies, tests and preclinical and clinical trials being conducted by each Acquired Company are being, and at all times have been, conducted in material compliance with standard medical and scientific research procedures and applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312.  Neither the FDA nor any other Governmental Authority has provided any written notice requiring the termination or suspension of any clinical trials conducted by any Acquired Company since January 1, 2008, and prior to the date hereof, no Acquired Company has engaged in discussions with the FDA or any other Governmental Authority regarding a material modification of any such clinical trials.  No material clinical trial conducted by any Acquired Company or, to the Knowledge of the Company, any Collaborative Partner of an Acquired Company has been terminated or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other Governmental Authority or institutional review board that has or had jurisdiction over any such clinical trial has initiated, or, to the Knowledge of the Company with respect to the foregoing and with respect to a clinical investigator who has participated in any such clinical trial, threatened to initiate, any Action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or, to the Knowledge of the Company, to disqualify, restrict, or debar any clinical investigator or other person or entity involved in any such clinical trial.

SECTION 4.13  Permits.  Each Acquired Company has all material Permits required to permit such Acquired Company to own and conduct the Business.  All of the Permits held by or issued to the Acquired Companies are in full force and effect, and each Acquired Company is in compliance, in all material respects, with each such Permit held by or issued to it.

SECTION 4.14  Tangible Property

(a)  Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, none of the Acquired Companies owns or leases any real property.

(b)  Each Acquired Company has valid and subsisting ownership or leasehold interests in all of the material tangible personal assets and properties used or leased for use by such Acquired Company in connection with the conduct of the Business, free and clear of all Encumbrances, other than Permitted Encumbrances.

SECTION 4.15  Proprietary Rights and Technology.

(a)  Section 4.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each item of Registered Proprietary Rights (other than any Registered Proprietary Rights in respect of licenses for commercial off-the-shelf software or standard commercial service offerings that include incidental intellectual property license grants, in each case that are generally commercially available on standard and non-discriminatory pricing terms), and the jurisdiction in which such item of Registered Proprietary Rights has been registered or filed and the applicable application, registration, or serial or other similar identification number.  The Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to maintain and/or renew (as applicable) each item of material Registered Proprietary Rights set forth on Section 4.15(a) of the Company Disclosure Schedule in full force and effect by the applicable deadline and otherwise in accordance with all applicable Laws, except with respect to any Registered Proprietary Rights licensed to an Acquired Company as to which such Acquired Company does not possess the rights to take such actions pursuant to the applicable license agreement.

(b)  Each Acquired Company owns or has a valid and enforceable right or license to use all Proprietary Rights and Technology necessary for, used or held for use in connection with, the conduct of the Business as currently conducted.  The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement will not extinguish, render invalid, alter, encumber or impair any Proprietary Rights or the right to bring an action for the infringement of any such Proprietary Rights by Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation).

(c)  None of the Acquired Companies is a party to or otherwise bound by any agreement that imposes material restrictions on the use, license or transfer of the Company Owned IP or Company Licensed IP.

(d)  To the Knowledge of the Company, none of the Acquired Companies has infringed, induced or contributed to the infringement of, misappropriated or otherwise violated any Proprietary Rights of any third party in any material respect.

(e)  There is no Action pending against, or, to the Knowledge of the Company, threatened against the Company with respect to any Company Owned IP or Company Licensed IP (i) challenging or seeking to deny or restrict, the rights of any Acquired Company in any of the Company Owned IP or the Company Licensed IP, (ii) alleging that the use of the Company Owned IP or the Company Licensed IP or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by any Acquired Company do or may conflict with, misappropriate, infringe or otherwise violate any Proprietary Right of any third party or (iii) alleging that any Acquired Company has infringed, induced or contributed to the infringement of, misappropriated or otherwise violated any Proprietary Right of any third party.

(f)  No Acquired Company has received written notice of any claim that any Registered Proprietary Rights are invalid or unenforceable and, to the Knowledge of the Company, no such claim has otherwise been threatened against any Acquired Company.  None of the Registered Proprietary Rights included in the Company Owned IP, or to the Company’s

Knowledge, Company Licensed IP has been adjudged invalid or unenforceable in whole or in part by a Governmental Authority (other than in the ordinary course of prosecution of any patent applications included in such Registered Proprietary Rights).  All Registered Proprietary Rights included in the Company Owned IP and, to the Knowledge of the Company, Company Licensed IP, in each case that are issued, registered or granted, are valid, enforceable, in full force and effect and subsisting in all material respects.

(g)  The Acquired Companies are the sole owners of all Company Owned IP, and there are no joint owners of the Company Owned IP.  The Acquired Companies hold all right, title and interest in and to all Company Owned IP free and clear of any Encumbrance (other than Permitted Encumbrances).  The Acquired Companies hold their respective rights and interests as a licensee in, to and under all Company Licensed IP free and clear of any Encumbrance (other than Permitted Encumbrances).

(h)  Each Acquired Company has taken reasonable measures in accordance with normal industry practice to protect and maintain the confidentiality of all Company Owned IP and Company Licensed IP, the value of which to such Acquired Company is contingent upon maintaining the confidentiality thereof, and no such Company Owned IP and Company Licensed IP has been disclosed, other than to employees, representatives, independent contractors, collaborators, licensors, licensees, agents, advisors and potential acquirers of such Acquired Company, all of whom are bound by written confidentiality agreements, or to such Acquired Company’s legal, business or financial advisors, all of whom are bound to keep such Company Owned IP and Company Licensed IP, confidential, whether by written agreement or otherwise.  Each Person who is or was an employee or contractor of an Acquired Company and who created or developed any material Company Owned IP has signed an agreement containing an assignment to an Acquired Company of all Proprietary Rights in such Person’s contribution to the Company Owned IP.  To the extent that any Company Owned IP and Company Licensed IP has been developed or created by a third party for any Acquired Company, such Acquired Company has a written agreement with such third party pursuant to which such Acquired Company either (i) has obtained sole ownership of all right, title and interest in (such that there are no joint owners thereof), or (ii) has obtained a valid, exclusive and unrestricted right to exploit, sufficient for the conduct of the Business, such Company Owned IP and Company Licensed IP.

(i)  The IT Assets operate and perform in a manner that permits each Acquired Company to conduct the Business as currently conducted in all material respects.  Each Acquired Company takes commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures, in each case consistent with industry practices.

(j)  Each Acquired Company is in compliance in all material respects with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of such Acquired Company.  Each Acquired Company is in compliance in all material respects with all rules, policies and procedures established by such Acquired Company from time to time with respect to the foregoing.  No claims have been asserted or threatened against any Acquired Company (and to the Knowledge of the Company, no such claims are likely to be asserted or threatened against any Acquired Company) by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Laws, rules, policies or procedures.

(k)  With respect to all personal and user information referred to in Section 4.15(j) above, each Acquired Company has at all times taken all steps reasonably necessary consistent with current industry standards to ensure that such information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse in all material respects.  To the Knowledge of the Company, there has been no unauthorized access to or other misuse of such information in any material respect.

SECTION 4.16  Certain Contracts.

(a)  Section 4.16(a) of the Company Disclosure Schedule contains an accurate and complete list of all Contracts referred to in clauses (i) through (xii), inclusive, of this Section 4.16(a) to which any Acquired Company is a party (each, a “Listed Contract” and, collectively, the “Listed Contracts”).  True, correct and complete copies of each Listed Contract have been made available to Parent or its advisors:

(i)  notes, debentures, other evidences of indebtedness, guarantees, loans, credit or financing agreements or instruments, or other Contracts for money borrowed or other Debt, including any agreements or commitments for future loans, credit or financing;

(ii)  leases, rental or occupancy agreements, installment and conditional sale agreements, and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any Real Property;

(iii)  joint venture Contracts, collaboration arrangements, partnership agreements or limited liability company agreements;

(iv)  Contracts that relate to research, development, distribution, marketing, supply or promotion or manufacturing of any product or product candidate of any Acquired Company;

(v)  Contracts that would reasonably be expected to require aggregate expenditures (including contingent milestone and royalty payments) by or to the Acquired Companies after the date of this Agreement in excess of $150,000 which are not terminable by such Acquired Company by notice of not more than ninety (90) days without payment of any penalty, other than pursuant to a Company Benefit Plan;

(vi)  Contracts between such Acquired Company, on the one hand, and any director, officer or Affiliate of such Acquired Company or any other Related Party, on the other hand (other than Company Benefit Plans);

(vii)  Contracts containing covenants limiting, in any material respect, the freedom of such Acquired Company to compete with any Person in any line of business or in any area or territory (including any “most favored nations” terms and conditions, any exclusive dealing arrangement or any arrangement that grants any material right of first refusal, material right of first offer, material right of first negotiation or other similar material right);

(viii)  Contracts providing for the acquisition, directly or indirectly, of material assets, or any business or the capital stock of another Person;

(ix)  material Contracts pursuant to which any Acquired Company obtains the right to use, or a covenant not to be sued under, any Proprietary Rights or Technology (other than Contracts for commercial off-the-shelf software or standard commercial service offerings that include incidental intellectual property license grants, in each case that are generally commercially available on standard and non-discriminatory pricing terms);

(x)  material Contracts pursuant to which any Acquired Company grants the right to use, or a covenant not be sued under, any Proprietary Rights or Technology;

(xi)  Contracts with the top ten customers and suppliers, if applicable, of the Business based on gross revenues for the fiscal year ended December 31, 2011; or

(xii)  any other Contract that is material to the Business.

(b)  (i) Each Listed Contract is in full force and effect and represents a legally valid and binding obligation of each Acquired Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, (ii) each Acquired Company has performed, in all material respects, all obligations required to be performed by it under each of the Listed Contracts to which it is a party, (iii) no Acquired Company is, nor, to the Knowledge of the Company, is any other Person, in material breach or violation of, or material default under, or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material default under the provisions of, any of the Listed Contracts, nor has any Acquired Company received or sent any written notice since January 1, 2008 that any Acquired Company or any other party thereto has materially breached, violated or defaulted under any of the Listed Contracts and (iv) as of the date of this Agreement, the Company has not received any outstanding written notice of cancellation or termination in connection with any Listed Contract and no Acquired Company nor, to the Knowledge of the Company, any other party currently contemplates any termination, material amendment or change to any Listed Contract.  Section 4.16(b) of the Company Disclosure Schedule identifies those Contracts listed in Section 4.16(a) of the Company Disclosure Schedule that require the consent or approval of third parties to the transactions contemplated by this Agreement.

SECTION 4.17  Employee Benefit Matters.

(a)  Section 4.17(a) of the Company Disclosure Schedule contains a true, correct and complete list of each material employee benefit plan (including any “employee benefit plan” as defined in Section 3(3) of ERISA) and any stock purchase, stock option, restricted stock and stock units, share appreciation rights, severance, employment, consulting, change-in-control, fringe benefit, bonus, incentive, deferred compensation, vacation, group or individual health, dental, medical, life insurance, survivor benefits, and any employment, deferred compensation, severance, consulting or similar contract or agreement (including any offer letter other than an offer letter terminable at-will, without the incurrence of any Liability other than COBRA) and all other material employee benefit plans, Contracts, agreements, programs, policies or other arrangements relating to employee benefits or entitlements, whether oral or written, whether or not subject to ERISA) maintained or contributed to by an Acquired Company for the benefit of any current or former employees and any individual independent contractors of the Acquired Companies or with respect to which the Acquired Companies have any Liability (each, a “Company Benefit Plan” and, collectively, the “Company Benefit Plans”).  Prior to the date hereof, the Company has provided to Parent and its agents and representatives, as applicable, copies of (i) each Company Benefit Plan, including schedules and financial statements attached thereto, (ii) the most recent annual report (Form 5500) filed with the IRS with respect to each such applicable Company Benefit Plan, (iii) each trust agreement and any other material written agreement (including any material amendment) relating to each such Company Benefit Plan, (iv) the most recent summary plan description for each such Company Benefit Plan for which a summary plan description is required, together with any summary of material modifications thereto, (v) the most recent determination or opinion letter issued by the IRS with respect to any such Company Benefit Plan intended to be qualified under Section 401(a) of the Code and (vi) for any oral plan, agreement, program or arrangement, a written summary thereof.

(b)  Each Company Benefit Plan, in all material respects, has been established and administered in accordance with its terms, and is in compliance with the applicable requirements of ERISA, the Code and other applicable Laws.  There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Authority with respect to any Company Benefit Plan (other than routine claims for benefits in the normal course).  Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter issued by the IRS and, to the Knowledge of the Company, no circumstances exist which could reasonably result in loss of such qualification under Section 401(a) of the Code.

(c)  No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate has any obligations with respect to (i) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Code Section 412 or (ii) any “multiemployer plan” (as defined in ERISA Section 3(37)).

(d)  No Company Benefit Plan is a “multiple employer welfare arrangement” as described in ERISA Section 3(40) or a “multiple employer plan” as described in ERISA Section 210(a) or Section 413(c) of the Code.

(e)  No Company Benefit Plan provides, nor has the Company nor any Acquired Company undertaken to provide, for medical or welfare benefits (through insurance or otherwise), or for the continuation of such benefits or coverage, in any case, after retirement or other termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar state or foreign Law (collectively, “COBRA”).

(f)  Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been documented, operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose, as determined under applicable guidance of the Department of Treasury and Internal Revenue Service, with respect to amounts deferred (within the meaning of Section 409A of the Code).

(g)  No Company Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could reasonably be expected to result in (i) the increase, acceleration, cancelation of a Debt or provision of any payments, benefits or other rights to any employee, officer, director or consultant, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code or (ii) an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under the Company Benefit Plan.

(h)  Each Company Benefit Plan may be amended or terminated, subject to such constraints as may be imposed by applicable Law, without incurring any Liability therefor or additional payment outside of the ordinary course in connection therewith (other than routine administrative costs), except for any claims incurred prior to such amendment or termination.

(i)  The Company has made all material contributions and premium payments required to have been paid through the date hereof with respect to each Company Benefit Plan or, to the extent (if any) not paid, have been reflected as a Liability in accordance with GAAP applied on a consistent basis with the Company’s historical financial practices.

(j)  There has been no amendment to, written interpretation of or announcement (whether oral or written) by an Acquired Company relating to, or change in employee participation or coverage under, any Company Benefit Plan which would materially increase the expense of maintaining such Company Benefit Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

SECTION 4.18  Labor Matters.  No Acquired Company is a party to any labor agreement with respect to its employees with any labor organization, group or association, nor, to the Knowledge of the Company, have there been any attempts to organize the employees of any Acquired Company during the two-year period prior to the date of this Agreement.  As of the date of this Agreement, there is no labor strike, labor disturbance or work stoppage against any Acquired Company.  Within the past year, no Acquired Company has incurred any material Liability or obligation under the Workers Adjustment and Retraining Notification Act or any other similar state or local Law that remains unsatisfied.  Each of the Acquired Companies is in material compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, health and safety, worker’s compensation, immigration, employee classification, collection and payment of withholding Taxes, Social Security Taxes and similar Taxes, and wages and hours.  To the Knowledge of the Company, there is no unfair labor practice charge or complaint against any Acquired Company pending before the National Labor Relations Board, the Equal Opportunity Commission, the Department of Labor or any other Governmental Authority.

SECTION 4.19  Environmental Matters.  Except for such violations, activities and Actions as would not be material to any Acquired Company, (a) there has been no Hazardous Materials Activity which is reasonably likely to form the basis of an Environmental Claim against any Acquired Company or violation by any Acquired Company of any applicable Environmental Law, (b) no Action, request for information or penalty is pending or, to the Knowledge of the Company, has been threatened, against any Acquired Company concerning any Hazardous Materials Activities of such Acquired Company, or Hazardous Materials Activity, (c) each Acquired Company is and has been in compliance with all applicable Environmental Laws and (d) the Acquired Companies have delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of all reports, studies, analyses, tests or monitoring possessed or initiated by any Acquired Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any Acquired Company, or regarding any Acquired Company’s compliance with, or Liability under, applicable Environmental Laws.

SECTION 4.20  Related Party Transactions.  No Related Party directly or indirectly  (a) has any interest in any asset used in or otherwise relating to the Business, (b) has entered into any Contract, transaction or business dealing involving any Acquired Company, (c) is competing with any Acquired Company, (d) has any claim or right against any Acquired Company (other than rights to receive compensation for services performed as an officer, director or employee of an Acquired Company and other than rights to reimbursement for travel and other business expenses incurred in the ordinary course), (e) owes any money to any Acquired Company or is owed any money from any Acquired Company (other than amounts owed for compensation or reimbursement pursuant to clause (d) above) or (f) provides services to any Acquired Company (other than services performed as a director, officer or employee of an Acquired Company) or is dependent on services or resources provided by any Acquired Company.

SECTION 4.21  Brokers.  Except for the Company Financial Advisor, which is entitled to certain customary advisory fees in connection with this Agreement and the transactions contemplated by this Agreement, no broker, finder or investment bank is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of any Acquired Company.  The Company has heretofore provided an executed copy of its engagement letter with the Company Financial Advisor to Parent.

SECTION 4.22  Suppliers.  Section 4.22 of the Company Disclosure Schedule lists, by dollar volume paid for the fiscal year ended December 31, 2011, the ten largest suppliers to the Acquired Companies.  As of the date of this Agreement, except as set forth on Section 4.22 of the Company Disclosure Schedule, to the Knowledge of the Company, (a) no Person listed in such Schedule within such twelve month period has cancelled or otherwise terminated or threatened in writing to cancel or otherwise terminate the relationship of such Person with any Acquired Company or has decreased materially or threatened in writing to decrease or limit materially, its services, supplies or materials to any Acquired Company and (b) no such Person has notified in writing any Acquired Company that such Person intends to terminate or adversely modify, and to Knowledge of the Company, no Person intends to terminate or adversely modify, its relationship with any Acquired Company or decrease materially or limit materially its services, supplies or materials to any Acquired Company.

SECTION 4.23  Insurance Policies. Section 4.23 of the Company Disclosure Schedule contains an accurate and complete list of all material policies of property, fire, liability, worker’s compensation, errors and omissions and other forms of insurance (other than title insurance) owned or held by the Acquired Companies.  The Company has heretofore delivered copies of such insurance policies and all amendments and riders thereto to Parent.  All such policies are in full force and effect, and all premiums with respect thereto covering all periods up to the date hereof have been paid, and no notice of cancellation or termination has been received with respect to any such policy.  The Acquired Companies have complied with the provisions of such policies applicable to them.  There are no material pending claims under any such policies, including any claim for loss or damage to the properties, assets or business of the Acquired Companies.  Such policies are sufficient for compliance with all requirements of Law and of all contracts to which any Acquired Company is a party.

SECTION 4.24  Information Statement. The Information Statement (if any) and any amendments or supplements thereto will, when first mailed to Equityholders, comply as to form in all material respects with the applicable requirements of the DGCL, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.24 will not apply to statements or omissions included in the Information Statement based upon information supplied in writing by Parent expressly for inclusion therein.

SECTION 4.25  Foreign Corrupt Payments.  None of the Company, any of its Affiliates or any director or officer of the Company or any of its Affiliates, or any consultant, agent or other Person acting for or on behalf of the Company or any of its Affiliates, has taken any action that would result in a violation by such Persons of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff) (the “FCPA”), The Bribery Act of 2010 of the United Kingdom (the “UK Bribery Act”), or any other applicable anti-corruption law, including: (a) by making use of the mails or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value, directly or indirectly, to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office to secure official action, or to any person (whether or not a foreign official) to influence that person to act in breach of a duty of good faith, impartiality or trust (“acting improperly”) or to reward the person for acting improperly, in contravention of the FCPA or the UK Bribery Act or any other applicable anti-corruption law or (b) by requesting, agreeing to receive or accepting a financial or other advantage intending that, as a consequence, anyone’s work duties will be performed improperly, or as a reward for anyone’s past improper performance.  The Seller and each of its Affiliates have conducted their respective businesses in compliance with all applicable anti-corruption laws, including the FCPA and the UK Bribery Act, and the Company and each of its Affiliates have instituted and maintained policies and procedures designed to cause each such Person to comply with all applicable anti-corruption laws, including the FCPA and the UK Bribery Act.

SECTION 4.26  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV (as modified by the Company Disclosure Schedule), and without limiting Parent’s remedies with respect to any act of fraud or intentional misrepresentation, neither the Acquired Companies nor any other Person makes any other express or implied representation or warranty with respect to the Acquired Companies or the transactions contemplated by this Agreement, and the Company expressly disclaims and negates any other representations or warranties not contained in this Article IV, whether express or implied or made by an Acquired Company or any of its Affiliates, officers, directors, employees, agents or representatives.  Except for the representations and warranties contained in this Article IV (as modified by the Company Disclosure Schedule) and without limiting Parent’s remedies with respect to any act of fraud or intentional misrepresentation, the Company hereby expressly disclaims, for itself and each of the other Acquired Companies, all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing, express or implied) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of any Acquired Company or any of its Affiliates).  Without limiting Parent’s remedies with respect to fraud or intentional misrepresentation, the Acquired Companies make no representations or warranties to Parent regarding any projection or forecast regarding future results or activities or the probable success or profitability of any Acquired Company.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

SECTION 5.1  Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors of each of Parent and Merger Sub and no other corporate or other action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder or the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be subject to (a) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (b) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 5.2  Organization.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on its business as currently conducted.  Parent is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by Parent to be so qualified or in good standing, would not have a material adverse effect on the ability of Parent to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.3  Conflicts.  The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, does not and will not (a) conflict with or result in a violation of the organizational documents of Parent or Merger Sub, (b) conflict with or result in a violation of any Governmental Order or Law applicable to Parent or Merger Sub or their respective assets or properties or (c) result in a breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under any Contract to which Parent or Merger Sub is a party, or by which any of the assets or properties of Parent or Merger Sub is bound or affected, except, in the case of clauses (b) and (c) of this Section 5.3, as would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.4  Consents, Approvals, Etc.  No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or third party is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder, or the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, except (a) the filing of the Certificate of Merger pursuant to the DGCL, (b) applicable requirements, if any, under the DGCL, federal or state securities or “blue sky” Laws, (c) such filings as may be required under the HSR Act and (d) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, when taken together with all other such failures by Parent and Merger Sub, reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.5  Brokers.  No broker, finder or investment bank is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

SECTION 5.6  Sufficient Funds.  Parent has, and will have on the Closing Date, sufficient immediately available funds to pay, in cash, the Merger Consideration and to perform Parent’s other obligations under this Agreement and under any other agreement entered into in connection with the transactions contemplated hereby.

SECTION 5.7  Due Diligence Investigation.  Parent has had an opportunity to discuss the business, management, operations and finances of the Acquired Companies with their respective officers, directors, employees, agents, representatives and affiliates, and has had an opportunity to inspect the facilities of the Acquired Companies.  Parent has conducted its own independent investigation of the Acquired Companies.  In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Parent has relied solely upon the representations and warranties of the Company set forth in Article IV and the other Transaction Documents (and acknowledges that such representations and warranties are the only representations and warranties made by any Acquired Company) and has not relied upon any other information provided by, for or on behalf of the Acquired Companies or Equityholders, or their respective agents or representatives, to Parent in connection with the transactions contemplated by this Agreement.  Except as set forth in the Letters of Transmittal and Optionholder Letters Parent acknowledges that no current or former stockholder, director, officer, employee, affiliate or advisor of any Acquired Company has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.  Notwithstanding the foregoing, nothing in this Section 5.7 shall be construed to limit a party’s remedies with respect to any act of fraud or intentional misrepresentation.

ARTICLE VI.
ADDITIONAL AGREEMENTS

SECTION 6.1  No Solicitation.  Without limitation of Section 6.2 below, during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1 (the “Pre-Closing Period”), the Company and each of the other Acquired Companies shall not, and shall use all reasonable efforts to cause each of their respective officers, directors, affiliates, stockholders and employees and any investment banker, attorney or other advisor or representative retained by any Acquired Company (all of the foregoing collectively being the “Company Representatives”) not to, directly or indirectly, (a) solicit, initiate or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (c) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (d) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal or (e) submit any Acquisition Proposal to the vote of the stockholders of the Company.  The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and shall, in accordance with any Acquired Company’s rights under applicable confidentiality agreements, use commercially reasonable efforts to cause any such Person (or its agents, advisors and representatives) in possession of confidential information of the Company in connection with a potential sale of the Company to return or destroy all such information (including any information incorporated into any analysis prepared by any of the foregoing).

SECTION 6.2  Conduct of the Company Prior to the Effective Time.

(a)  Unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise expressly required or permitted by this Agreement or set forth in Section 6.2(a) of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall, and shall cause each of the other Acquired Companies to, use commercially reasonable efforts to conduct the Business in the usual, regular and ordinary course (including managing working capital (including the timing and collection of accounts receivable and of the payment of accounts payable) in a timely manner consistent with past practices).

(b)  Except as otherwise expressly required or permitted by this Agreement or set forth in Section 6.2(b) of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not (and shall cause each of the other Acquired Companies not to) do or cause to be done any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)  issue, transfer, deliver, sell, authorize, pledge or otherwise encumber or propose the issuance of (A) any capital stock or securities of any Acquired Company, except upon the exercise of Company Options outstanding on the date of this Agreement, (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Acquired Company to issue, deliver or sell any capital stock of any Acquired Company, or (C) any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units;

(ii)  create any Encumbrance on any assets or properties (whether tangible or intangible) of any Acquired Company, other than Permitted Encumbrances;

(iii)  sell, assign, transfer, lease, license, abandon, permit to lapse or otherwise dispose of, or agree to sell, assign, transfer, lease, license, abandon, permit to lapse or otherwise dispose of, any of the tangible assets of any Acquired Company having an aggregate value in excess of $100,000, any Proprietary Rights or Technology, or any Real Property;

(iv)  acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division or assets thereof, except acquisitions of inventory and supplies in the ordinary course of business consistent with past practice;

(v)  establish or acquire any Subsidiary;

(vi)  (A) enter into or amend any employment, deferred compensation, severance, consulting or similar Contract, (B) materially increase the compensation payable, or to become payable, by any Acquired Company to any director or officer of such Acquired Company, (C) except as required pursuant to the terms of any Company Benefit Plan as in effect as the date hereof (or as amended to comply with applicable Law), pay or make provision for the payment of any bonus, profit sharing, deferred compensation, pension, retirement, severance or other similar payment or arrangement to any Company Employee, or any director, officer, agent, representative or consultant of any Acquired Company, (D) materially increase the coverage or benefits available under any employee benefit plan, payment or arrangement made to, for or with any director, officer, Company Employee, agent, representative or consultant, other than increases, payments or provisions with respect to Company Employees who are not officers or directors which are made in the ordinary course of business consistent with past practice, (E) adopt, amend or terminate (other than in connection with the transactions contemplated by this Agreement) any defined benefit plan or, other than in the ordinary course of business, any other Company Benefit Plan, (F) make any loans to any officer, director, employee, Affiliate, agent, representative or consultant of any Acquired Company (other than advances to cover business expenses in the ordinary course of business) or make any change in any existing borrowing or lending arrangement for or on behalf of any of such persons, whether pursuant to a Company Benefit Plan or otherwise or (G) hire any new employee, in each case, except as required by a contractual obligation existing as of the date hereof or as required by applicable Law;

(vii)  make any change in any method of financial accounting or financial accounting practice used by any Acquired Company, other than such changes as are required by GAAP;

(viii)  make any change to (A) any Acquired Company’s normal month-to-month accounting practices and policies, including those relating to the collection of accounts receivable, the payment of accounts payable or other similar Liabilities of such Acquired Company or (B) the application of such policies;

(ix)  make or change any material Tax election, change any annual tax accounting period, adopt or change any method of Tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim any material Tax refund, offset or other reduction in Tax Liability, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(x)  amend the Company Certificate of Incorporation or Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any other Acquired Company;

(xi)  modify, amend, cancel, terminate or waive any rights under any Listed Contract, or enter into any Contract that would have been a Listed Contract had it been entered into prior to the date of this Agreement;

(xii)  make any capital expenditures, individually or in the aggregate, in excess of $100,000;

(xiii)  make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans to or investments in an Acquired Company that is wholly owned subsidiary of the Company or (B) employee loans or advances to cover business expenses in the ordinary course of business;

(xiv)  liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(xv)  split, combine or reclassify any shares of capital stock of any Acquired Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of any Acquired Company (except for dividends by an Acquired Company that is a wholly owned subsidiary of the Company), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any capital stock of any Acquired Company;

(xvi)  create, incur, assume, suffer to exist or otherwise be liable with respect to any Debt other than on terms that allow for prepayment at any time;

(xvii)  commence, settle, or offer or propose to settle, any (A) material Action or (B) Action that relates to the transactions contemplated by this Agreement;

(xviii)  amend any material term of any Company Capital Stock or Company Option, other than to facilitate the transactions contemplated by this Agreement; or

(xix)  enter into any agreement or otherwise commit to take, or cause to be taken, any of the actions set forth in Sections 6.2(b)(i) through (xviii) above.

SECTION 6.3  Access to Information.  Subject to the terms of the Confidentiality Agreement, during the Pre-Closing Period, upon reasonable notice and during normal business hours, the Company shall, and shall cause each Acquired Company and each Company Representative to, (a) afford the officers, employees and authorized agents and representatives of Parent reasonable access to the offices, properties, officers, Contracts, systems, books and records of the Acquired Companies and (b) furnish to the officers, employees and authorized agents and representatives of Parent such additional financial and operating data and other information regarding the assets, properties and business of the Acquired Companies as Parent may from time to time reasonably request in order to assist Parent in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, that any access or investigation pursuant to this Section 6.3 shall be conducted in such manner as not to unreasonably interfere with any of the operations or business activities of any Acquired Company. Notwithstanding the foregoing, no Acquired Company shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege of any Acquired Company or contravene any Law or binding agreement entered into prior to the date of this Agreement; provided that such Acquired Company shall use commercially reasonable efforts to obtain any required consents and take such other actions (such as the entry into a joint defense agreement or other arrangement to avoid the loss of attorney-client privilege) to permit such access or disclosure.

SECTION 6.4  Confidentiality.  Parent and Merger Sub hereby agree to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the Effective Time or until such agreement terminates pursuant to its terms, such that the information obtained by Parent and Merger Sub, or their respective officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.3, or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement.

SECTION 6.5  Efforts; Consents; Regulatory and Other Authorizations.

(a)  Subject to the terms and conditions of this Agreement, each party to this Agreement shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement, (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those consents set forth in the Company Disclosure Schedule, (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to this Agreement to consummate the transactions contemplated by this Agreement and (iv) fulfill all conditions to the such party’s obligations under this Agreement.  Subject to the terms and conditions of this Agreement, each party to this Agreement shall cooperate fully with the other parties to this Agreement in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings.  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such consents from third parties, no party to this Agreement shall be required to (and without the prior written consent of Parent, no Acquired Company shall) make payments, commence litigation, divest or hold separate any assets, enter into any settlement, consent decree or other agreement with any Governmental Authority or agree to modifications to the terms and conditions of any Contract with third parties.  Subject to the terms and conditions of this Agreement, Parent shall not acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interests therein if such acquisition would, or would reasonably be expected to, lead to any material delay in obtaining or materially increase the risk of not obtaining any approval under any antitrust Law necessary for the consummation of the transactions contemplated by this Agreement.

(b)  In furtherance and not in limitation of the terms of Section 6.5(a), to the extent required by applicable Law (it being understood that as of the date of this Agreement, the parties do not believe such a filing is necessary under applicable Law), each of Parent and the Company shall file, or cause to be filed, a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within ten (10) days of the date of this Agreement (including a joint request for early termination of the applicable waiting period under the HSR Act), shall supply promptly any additional information and documentary material that may be requested by any Governmental Authority (including the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission) pursuant to the HSR Act, and shall cooperate in connection with any filing under applicable antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Authority, including the

United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or the office of any state attorney general.

(c)  The Company shall duly take all lawful action to obtain the Required Company Stockholder Vote within twenty-four (24) hours after the execution and delivery hereof pursuant to executed written consents in the form attached as Exhibit B to the Equityholder Undertaking (the “Written Consent”).  The materials submitted to the Company’s stockholders in connection with the Written Consent shall include the unanimous recommendation of the Company’s Board of Directors that the Company’s stockholders vote their shares of Company Capital Stock in favor of the adoption of this Agreement; provided however, that, prior to obtaining the Required Company Stockholder Vote, the Company’s Board of Directors may change such recommendation if the Company’s Board of Directors determines that it must take such action in order to comply with its fiduciary duties under applicable Law; and provided further, that no such change shall relieve the Company of its obligation to seek the Written Consent pursuant to this Section 6.5(c).  Promptly following receipt of the Written Consent, the Company shall cause its corporate Secretary to deliver a copy of such Written Consent to Parent. No later than ten (10) days after the receipt by the Company of the Required Company Stockholder Vote pursuant to the Written Consent, the Company shall deliver notice thereof (the “Information Statement”) to the stockholders of the Company in compliance with Sections 228(e) and 262 of the DGCL, to the extent applicable.  Parent and its counsel shall be given a reasonable opportunity to review and comment on the Information Statement (if any) and any amendment or supplement thereto before they are mailed to the Equityholders, and the Company shall consider in good faith all comments of Parent and its counsel in connection therewith; provided, however, that Parent shall in no way be responsible for any of the content of the Information Statement except for information supplied in writing by Parent expressly for inclusion therein.

(d)  The Company shall use commercially reasonable efforts to enforce the obligations of each Equityholder that is a party to the Amended and Restated Voting Agreement, dated as of June 3, 2010, by and among the Company and the Investors and Key Common Holders party thereto under Section 4 of such agreement.

SECTION 6.6  Further Action.  Subject to the terms and conditions provided in this Agreement, each of the parties to this Agreement shall use its commercially reasonable efforts to deliver, or cause to be delivered, such further certificates, instruments and other documents, and to take, or cause to be taken, such further actions, as may be necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement.

SECTION 6.7  Indemnification; Directors’ and Officers’ Insurance.

(a)  From and after the Effective Time, Parent shall cause the Surviving Corporation to (i) indemnify and hold harmless each present and former director and officer of each Acquired Company (collectively, the “Company Indemnified Parties”), against any and all Damages incurred or suffered by any of the Company Indemnified Parties in connection with any Liabilities or any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the relevant Acquired Company would have been permitted under applicable Law and under the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational documents of the relevant Acquired Company), as the case may be, in each case as in effect on the date of this Agreement (but in each case, subject to the limitations on the Surviving Corporation’s ability to indemnify its directors and officers under Section 145 of the DGCL), to indemnify such Company Indemnified Parties and (ii) advance reasonable expenses of counsel as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from Parent pursuant to this Section 6.7(a) to the fullest extent permitted under applicable Law or, if greater, under the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational documents of the relevant Acquired Company), in each case, as in effect on the date of this Agreement; provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction and all rights of appeal have lapsed that such Company Indemnified Party is not entitled to indemnification under applicable Law, the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational documents of the relevant Acquired Company), and pursuant to this Section 6.7(a); and provided further that Parent and the Surviving Corporation shall not be obligated to pay expenses of more than one counsel for all Company Indemnified Parties in any single Action unless a conflict of interest precludes the effective representation of more than one Company Indemnified Party with respect to such Action.

(b)  At or prior to the Effective Time, the Company shall purchase a prepaid directors’ and officers’ liability insurance policy or policies (i.e., “tail coverage”), which policy or policies shall cover those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy for an aggregate period of not less than six (6) years from the Effective Time with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement, the premium for which shall be treated as a Company Transaction Expense.

(c)  The terms and provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the Company Indemnified Parties by applicable Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 6.7.

SECTION 6.8  Employee Benefit Matters.

(a)  For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement (excluding vesting under any equity incentive plan and benefit accrual under any defined benefit plan) of Parent, the Surviving Corporation or any of their respective Subsidiaries, Company Employees as of the Effective Time shall receive service credit for service with the Acquired Companies to the same extent such service credit was granted under the Company Benefit Plans, subject to offsets for previously accrued benefits and administered in a manner that does not provide for duplication of benefits.  Parent and the Surviving Corporation shall (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Company Employees immediately prior to the Effective Time and (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements for the plan year that includes the Closing Date under any welfare plans (other than a Company Benefit Plan) that such employees are eligible to participate in after the Effective Time.

(b)  For a period of twelve (12) months following the Closing, Parent shall provide (or cause the Surviving Corporation or another Affiliate of Parent to provide) to employees of the Surviving Corporation or any other Affiliate of Parent who were employees of any Acquired Company immediately prior to the Effective Time (“Continuing Employees”) base compensation, bonus opportunities, severance benefits and employee welfare and retirement benefits (other than equity-based compensation arrangements) (such compensation and benefits, collectively, “Employee Benefits”) which are no less favorable in the aggregate than the Employee Benefits provided to the Continuing Employees of the Acquired Companies immediately prior to the Closing.  For the avoidance of doubt, payments and benefits to any individual (including an employee of any Acquired Company) who provides consulting services to Parent or any of its Affiliates following the Effective Time shall be set forth in an individual consulting agreement between such individual and Parent or the Surviving Corporation.

(c)  Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent, the Surviving Corporation or any Acquired Company to continue any specific Company Benefit Plan or to continue the employment of any specific Person.  The provisions of this Section 6.8 are for the sole benefit of Buyer and the Company and nothing in this Section 6.8, expressed or implied, is intended or shall be construed to constitute an amendment of any Company Benefit Plan or any plan maintained Parent or its Affiliate (or an undertaking to amend any such plan) or other compensation and benefits plan maintained for or provided to Acquired Company employees, including Continuing Employees,  prior to or following the Closing Date.

(d)  This Section 6.8 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.8, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.8.  Without limiting the foregoing, no provision of this Section 6.8 shall create any third party beneficiary rights in any current or former employee, director or consultant of any Acquired Company.

SECTION 6.9  Provision Respecting Legal Representation.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Latham & Watkins LLP may serve as counsel to each and any holder of Company Capital Stock and their respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Latham & Watkins LLP (or any successor thereof) may serve as counsel to the Holder Group or any director, member, partner, officer, employee or Affiliate of the Holder Group or the Equityholders’ Representative, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

SECTION 6.10  Tax Matters.

(a)  Transfer Taxes.  All Transfer Taxes shall be borne by Parent.  Parent hereby agrees to file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts for which Parent is so liable.  Parent shall provide the Equityholders’ Representative with evidence satisfactory to the Equityholders’ Representative that such Transfer Taxes have been paid by Parent.  Parent shall pay all such Transfer Taxes without deduction or withholding from any consideration or amounts payable under this Agreement.

(b)  FIRPTA Certificate.  At or prior to the Closing, the Company shall deliver to Parent a certification prepared in accordance with Treasury Regulations Section 1.1445-2(c)(3) and a notice prepared in accordance with Treasury Regulations Section 1.897-2(h) certifying that interests in the Company are not U.S. real property interests (it being understood that Parent shall be authorized to deliver a copy of such certification to the Internal Revenue Service after the Closing on behalf of the Company).

SECTION 6.11  Notice of Certain Events.  During the Pre-Closing Period, each party hereto shall promptly notify the other party hereto of:

(a)  the failure of an Acquired Company, Merger Sub or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied;

(b)  any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c)  any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(d)  any Action commenced or, to its knowledge threatened that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.10 (in the case of the Company) or that relates to the consummation of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving the notice.

SECTION 6.12  Termination of Related Party Agreements and Accounts.  All agreements and accounts between an Acquired Company and each Related Party (other than (i) agreements and accounts between Acquired Companies, (ii) employment, severance, indemnification or other similar arrangements with directors, officers or employees of any Acquired Company (and amounts payable in connection therewith) and (iii) the Standard Exclusive License Agreement with Sublicensing Terms, dated May 9, 2008, between the Company and University of Florida Research Foundation, Inc.) are listed in Schedule 6.12.  All such agreements (other than those listed in the parenthetical in the preceding sentence) shall be terminated immediately prior to the Closing (and all obligations and Liabilities thereunder shall be canceled without payment or any further Liability on the part of the Company or any other Acquired Company), and all such accounts shall be canceled, paid or otherwise settled and terminated immediately prior to the Closing.

SECTION 6.13  Section 280G Matters.  To the extent that (i) any “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) of an Acquired Company would be entitled to any payment or benefit as a result of the transactions contemplated by this Agreement and (ii) such payment or benefit would or could potentially constitute a “parachute payment” under Section 280G of the Code or could reasonably be expected to result in the imposition of any excise Tax imposed under Section 4999 of the Code, prior to the Closing:

(a)  the Company shall use its commercially reasonable efforts to obtain a binding written waiver by such “disqualified individual” (each, an “Excess Parachute Waiver”) of any portion of such parachute payment as exceeds three times less one dollar such individual’s “base amount” within the meaning of Section 280G(b)(3) of the Code (collectively, the “Excess Parachute Payments”) to the extent such Excess Parachute Payments are not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code and Regulations § 1.280G-1 thereunder (the “280G Shareholder Approval Requirements”);

(b)  the Company shall use its commercially reasonable efforts to obtain stockholder approval in a manner that satisfies the 280G Shareholder Approval Requirements in respect of the Excess Parachute Payments payable to all such “disqualified individuals”;

(c)  the Company shall provide all required disclosure to all persons entitled to vote under Section 280G(b)(5)(B)(ii) of the Code and shall hold a vote of stockholders in the manner intended to satisfy the 280G Shareholder Approval Requirements; and

(d)  the Excess Parachute Waivers, disclosure to holders of Company Capital Stock and any other resolutions, notices or other documents issued, distributed, adopted or executed in connection with the implementation of this Section 6.13 shall be subject to Parent’s prior review and comment, and the Company shall revise any such documentation to take into account any reasonable comments made by Parent.

ARTICLE VII.
CONDITIONS TO CLOSING

SECTION 7.1  Conditions to Obligations of the Company.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment (to the extent permitted by Law) or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a)  Representations and Warranties; Covenants.  (i) The representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of such representations and warranties to be true and correct has not had, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated hereby, (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Parent and Merger Sub at or prior to the Effective Time shall have been performed or complied with in all material respects and (iii) the Company shall have received an officer’s certificate of each of Parent and Merger Sub, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 7.1(a).

(b)  No Governmental Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which is in effect or shall have initiated (which is continuing) any Action that has the effect of making (or is seeking to make) the Merger or any other transactions contemplated by this Agreement illegal or otherwise has the effect of restraining or prohibiting (or is seeking to restrain or prohibit) the consummation of the Merger.

(c)  HSR Act.  The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(d)  Stockholder Approval.  This Agreement shall have been adopted by the Required Company Stockholder Vote.

(e)  Escrow Agreement.  Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

SECTION 7.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or (to the extent permitted by Law) written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a)  Representations and Warranties; Covenants.  (i) (A) The representations and warranties of the Company (other than the Fundamental Representations and the Specified IP Representations) set forth in Article IV that are qualified by materiality or Material Adverse Effect shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except that those representations and warranties that are made as of a specific date need only be so true and correct as of such date) and (B) the Fundamental Representations, the Specified IP Representations and the representations and warranties of the Company set forth in Article IV that are not qualified by materiality or Material Adverse Effect shall be true and correct (in the case of the Fundamental Representations and the Specified IP Representations, when read without any exception or qualification as to materiality or Material Adverse Effect) in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except that those representations and warranties that are made as of a specific date need only be so true and correct as of such date), (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects and (iii) Parent shall have received an officer’s certificate of the Company, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 7.2(a).

(b)  No Governmental Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which is in effect or shall have initiated (which is continuing) any Action that has the effect of making (or is seeking to make) the Merger or any other transactions contemplated by this Agreement illegal or otherwise has the effect of restraining or prohibiting (or is seeking to restrain or prohibit) the consummation of the Merger.

(c)  HSR Act.  The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(d)  Stockholder Approval.  This Agreement shall have been adopted by the Required Company Stockholder Vote.

(e)  Escrow Agreement.  The Equityholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(f)  No Material Adverse Effect.  No change, event, circumstance, development, occurrence or effect shall have occurred since the date of this Agreement and be continuing as of the Closing that, individually or taken together with any other change, event, circumstance, development, occurrence or effect, has had or would reasonably be expected to have a Material Adverse Effect.

(g)  Appraisal Rights.  Holders of the Company Capital Stock constituting no more than 2% (on an as-converted-to Company Common Stock basis) of the outstanding shares of Company Common Stock shall have exercised or remain entitled to exercise appraisal rights pursuant to Section 262 of the DGCL with respect to shares of Company Capital Stock in connection with the Merger.

(h)  Key Consultants.  As of the Closing Date, each Key Consultant shall be, in the case of a Key Consultant who is an employee of the Company as of the date of this Agreement, an employee of the Company, and, in the case of a Key Consultant who is serving as a consultant to the Company as of the date of this Agreement, a consultant to the Company, and shall not have given notice of termination of his or her employment or consultancy, as applicable, with the Company or revoked or given notice of termination of his or her Consulting Agreement.

(i)  Resignations. The Company shall have delivered resignations of the officers and directors of each Acquired Company, as requested by Parent in writing at least five (5) Business Days prior to the Closing.

(j)  Section 280G Matters.  To the extent that (i) any “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) of an Acquired Company who has executed an Excess Parachute Waiver would be entitled to any payment or benefit as a result of the transactions contemplated by this Agreement and (ii) such payment or benefit would or could potentially constitute a “parachute payment” under Section 280G of the Code or could reasonably be expected to result in the imposition of any excise Tax imposed under Section 4999 of the Code, the Company shall have delivered to Parent proof of each Excess Parachute Waiver obtained in accordance with Section 6.13(a)from each such “disqualified individual” and performed the covenants set forth in Section 6.13(b) and Section 6.13(c).

ARTICLE VIII.
TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  by the mutual written consent of Parent, Merger Sub and the Company;

(b)  by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; provided, however, that the terms of this Section 8.1(b) shall not be available to any party if such party shall have breached in any material respect its obligations under Section 6.5;

(c)  by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if the Merger shall not have been consummated on or before April 23, 2012, unless the failure to consummate the Merger on or prior to such date is the result of any breach in any material respect of this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(c);

(d)  by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent’s and Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the Expiration Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(d) prior to thirty (30) days following the receipt of written notice from the Company to Parent and Merger Sub of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall then be in material breach of this Agreement or if such breach by Parent or Merger Sub is cured so that such conditions would then be satisfied);

(e)  by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company or such Equityholder is curable by the Company prior to the Expiration Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(e) prior to thirty (30) days following the receipt of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall then be in material breach of this Agreement or if such breach by the Company is cured so that such conditions would then be satisfied); or

(f)  by Parent, if within twenty-four (24) hours following the execution and delivery of this Agreement by all of the parties hereto the Company shall not have delivered to Parent an Equityholder Undertaking in the form attached hereto as Exhibit F (the “Equityholder Undertaking”) and the Written Consent, in each case duly executed by each of the Equityholders set forth on Schedule III.

SECTION 8.2  Effect of Termination.  In the event of termination of this Agreement and abandonment of the Merger and the other transactions contemplated by this Agreement pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no Liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any Liability resulting from or arising out of any intentional, material breach of any agreement or covenant in this Agreement; and provided, further, that notwithstanding the foregoing, the terms of Section 6.4, this Section 8.2 and Article X shall remain in full force and effect and shall survive any termination of this Agreement, whether in accordance with Section 8.1 or otherwise.

ARTICLE IX.
INDEMNIFICATION

SECTION 9.1  Survival of Representations.  The representations and warranties made by the Company in Article IV shall survive the Closing and shall expire on the eighteen (18) month anniversary of the Closing Date, except that the Fundamental Representations and the Specified IP Representations shall survive the Closing and expire on the third anniversary of the Closing Date; provided, however, that if, at any time prior to the applicable expiration date referenced above, Parent (acting in good faith) delivers to the Equityholders’ Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company in Article IV setting forth in reasonable detail the basis for Parent’s belief that such an inaccuracy or breach may exist and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the expiration of the applicable time period until such time as such claim is fully and finally resolved.

SECTION 9.2  Right to Indemnification. Subject to the limitations set forth in this Article IX, from and after the Effective Time, each of the Equityholders, severally and in proportion to each such Equityholder’s respective Aggregate Pro Rata Share of the Total Consideration as of such time, shall hold harmless and indemnify each of Merger Sub, the Surviving Corporation, Parent and their respective officers, directors, employees, agents, representatives and Affiliates (the “Parent Indemnified Parties”) against any Damages actually incurred as a result of (a) any breach or inaccuracy of any representation or warranty set forth in Article IV (disregarding any exception or qualification as to materiality or Material Adverse Effect set forth therein), (b) any breach or inaccuracy of any representation or warranty set forth in Article IV as of the Closing Date as if such representation or warranty had been made as of the Closing Date except for such representations and warranties that address matters only as of a particular time, which need only be accurate as of such time (disregarding any exception or qualification as to materiality or Material Adverse Effect set forth therein), (c) any breach or violation of any covenant or agreement of the Company set forth in this Agreement, (d) any Closing Cash, Closing Debt, Company Transaction Expense or Past Due Payable that was improperly accounted for or not accounted for in the determination of the Merger Consideration or, in the case of any Company Transaction Expense, any Milestone Payment, but, in each case, only to the extent that such improper accounting or lack of accounting resulted in an overpayment of the Merger Consideration or such Milestone Payment, (e) the exercise of dissenters’ rights or rights of appraisal by any holder or former holder of Company Capital Stock (it being understood that the Parent Indemnified Parties’ Damages in respect of such exercise shall be equal to the amount, if any, by which (i) the aggregate payment to such holder in respect of such holder’s Dissenting Shares, together with all reasonable costs and expenses (including reasonable attorneys’ fees, costs and expenses) incurred by the Parent Indemnified Parties in respect of such holder’s exercise, exceeds (ii) the product of the number of such holder’s Dissenting Shares and the price per share set forth on Section 9.2 of the Company Disclosure Schedule), (f) any actual or alleged breach of fiduciary duty by an Equityholder or any present or former director or officer of any Acquired Company prior to the Closing (including, for the avoidance of doubt, all Damages actually incurred by any Acquired Company or any other Parent Indemnified Party arising from the indemnification of, the advancement or reimbursement of expenses to, or the payment of insurance proceeds (including self-insured retention or deductible amounts, costs and expenses of pursuing claims and related increases in insurance premiums) to, any such Person based upon any actual or alleged breach of fiduciary duty of such Person prior to the Closing), (g) any actual or alleged breach by the Company of the Amended and Restated Investors’ Rights Agreement dated as of June 3, 2010 by and among the Company, the investors listed on the

Schedule of Investors attached thereto and the University of Florida Research Foundation, Inc. (as such agreement may have been amended, modified or supplemented), and  (h) any inaccuracy in the Consideration Allocation Schedule, including to the extent any Equityholder is entitled to receive any amounts in connection with the Merger (in such Equityholder’s capacity as an Equityholder) in excess of the amounts indicated on the Consideration Allocation Schedule.

SECTION 9.3  Limitations on Liability.

(a)  From and after the Effective Time, except as otherwise provided in this Agreement (including Parent’s right of set-off pursuant to Section 2.10 and the provisions of this Agreement that provide for remedies including injunctive relief or specific performance), the right of the Parent Indemnified Parties to be indemnified from the Indemnity Escrow Fund pursuant to this Article IX shall be the sole and exclusive remedy for any matter arising under or related to this Agreement or the transactions contemplated hereby, other than any claims relating to the breach of a Fundamental Representation, a Specified IP Representation, a Specified Covenant or claims arising out of fraud or intentional misrepresentation of the Company or any Person acting on the Company’s behalf; provided that in no event shall any Equityholder be liable to the Parent Indemnified Parties for Damages (i) in excess of such Equityholder’s Aggregate Pro Rata Share of such Damages as of such time, (ii) in excess of the portion of the Total Consideration actually received by such Equityholder as of such time or (iii) with respect to Damages arising from or relating to breaches of any representations or warranties of the Company set forth in this Agreement other than the Fundamental Representations, in excess of the Specified Liability Limit as of such time.  Except as provided with respect to the Equityholders in the immediately preceding sentence, no current or former stockholder, director, officer, employee, affiliate or advisor of the Company shall have any Liability of any nature to any Parent Indemnified Party with respect to any matter arising under or related to this Agreement or the transactions contemplated hereby.  Notwithstanding anything to the contrary contained in this Section 9.3, nothing herein shall limit or otherwise affect Parent’s rights or remedies in respect of any breach by the Equityholders’ Representative of Sections 2.9(a), 2.9(d), 2.9(e), 2.9(k), 3.4 or 10.1(c) or any breach or inaccuracy of any of the Equityholders’ Representative’s representations or warranties set forth in Section 10.1(e).

(b)  Notwithstanding anything to the contrary contained in this Agreement, except for Damages resulting from a breach of a Fundamental Representation, a Specified IP Representation or fraud or intentional misrepresentation, no Equityholder shall be liable to a Parent Indemnified Party in respect of any indemnification hereunder pursuant to Section 9.2(a) or (b) except to the extent that the aggregate amount (without duplication) of Damages of the Parent Indemnified Parties exceeds $750,000 (the “Deductible”), in which event the Parent Indemnified Parties shall, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of Damages in excess of the Deductible.  Without limiting Parent’s right of set-off pursuant to Section 2.10, any amounts payable by the Equityholders to a Parent Indemnified Party pursuant to Section 9.2 shall be paid solely and exclusively from the Indemnity Escrow Fund in accordance with the terms of the Escrow Agreement, except with respect to the breach of a Fundamental Representation, a Specified IP Representation, a Specified Covenant (in which case the Indemnity Escrow Fund must first be exhausted before recovery can be made against any Equityholder) or fraud or intentional misrepresentation.  Notwithstanding the foregoing, except for Damages resulting from a breach of a Fundamental Representation, a Specified IP Representation or fraud or intentional misrepresentation, no claim for indemnification may be made pursuant to Section 9.2(a) or (b) unless the amount of such claim (or series of related claims arising from the same underlying facts) shall exceed $25,000, and if the amount of such claim(s) does not exceed such amount, the amount of such claim(s) shall not be taken into account in determining whether or not or to the extent to which the Deductible has been exceeded.

(c) Without limiting the effect of any other limitation contained in this Article IX for purposes of computing the amount of any Damages incurred by Parent under this Article IX, there shall be deducted (i) an amount equal to the amount of any Tax Benefit actually realized by Parent or any of its Affiliates in connection with such Damages and (ii) an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received (net of costs of enforcement, deductibles and retro-premium adjustments) by Parent or any of its Affiliates in respect of such Damages (it being understood that Parent and any of its Affiliates shall use commercially reasonable efforts to obtain such proceeds, payments or reimbursements).  To the extent that a claim for indemnification by Parent or Merger Sub hereunder relates to a Liability incurred by the Company and there is a specific accrual on the Current Balance Sheet in respect of such Liability, then the determination of Damages in respect of such claim shall be net of such accrual. If Parent or any of its Affiliates actually realizes a Tax Benefit on account of such Damages after an indemnification payment has been made to it, Parent or its Affiliates, as the case may be, shall promptly pay (up to the amount of indemnification payment previously made to Parent or its Affiliates with respect to such Damages) to the Equityholders’ Representative the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is actually realized by Parent or its Affiliates, to the extent not previously offset against Damages paid by the Equityholders. For purposes hereof, “Tax Benefit” shall mean any refund or credit of Taxes to be paid or reduction in the amount of Taxes which otherwise would be owed by Parent or its Affiliates, as applicable, actually realized by Parent or its Affiliates in the taxable year in which the relevant Damages were incurred or the subsequent taxable year.

SECTION 9.4  Claims and Procedures.

(a)  If Parent determines in good faith that any Parent Indemnified Party has a bona fide claim for indemnification pursuant to this Article IX, Parent may deliver to the Equityholders’ Representative a certificate signed by any officer of Parent (any certificate delivered in accordance with the provisions of this Section 9.4(a), an “Officer’s Claim Certificate”):

(i)  stating that a Parent Indemnified Party has a claim for indemnification pursuant to this Article IX;

(ii)  to the extent possible, containing a good faith non-binding, preliminary estimate of the amount to which such Parent Indemnified Party claims to be entitled to receive, which shall be the amount of Damages such Parent Indemnified Party claims to have so incurred or suffered or could reasonably be expected to incur or suffer; and

(iii)  specifying in reasonable detail (based upon the information then possessed by Parent) the material facts known to the Parent Indemnified Party giving rise to such claim.

No delay in providing such Officer’s Claim Certificate prior to the Expiration Date shall affect a Parent Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Equityholders are materially prejudiced thereby.

(b)  At the time of delivery of any Officer’s Claim Certificate to the Equityholders’ Representative, if the Indemnity Escrow Account has not been released in accordance with the terms of the Escrow Agreement, a duplicate copy of such Officer’s Claim Certificate shall be delivered to the Escrow Agent by or on behalf of Parent (on behalf of itself or any other Parent Indemnified Party).

(c)  If the Equityholders’ Representative in good faith objects to any claim made by Parent in any Officer’s Claim Certificate, then the Equityholders’ Representative shall deliver a written notice (a “Claim Dispute Notice”) to Parent during the thirty (30) day period commencing upon receipt by the Equityholders’ Representative of the Officer’s Claim Certificate (such period, the “Claim Response Period”).  The Claim Dispute Notice shall set forth in reasonable detail the basis for the dispute of any claim made by Parent in the Officer’s Claim Certificate.  If the Equityholders’ Representative does not deliver a Claim Dispute Notice to Parent prior to the expiration of such thirty (30) day period, then (i) each claim for indemnification set forth in such Officer’s Claim Certificate shall be deemed to have been conclusively determined in Parent’s favor for purposes of this Article IX on the terms set forth in the Officer’s Claim Certificate and (ii) if cash remains in the Indemnity Escrow Fund, then Parent may direct the Escrow Agent to deliver cash from the Escrow Fund to Parent in accordance with this Section 9.4 and the Escrow Agreement.

(d)  If the Equityholders’ Representative delivers a Claim Dispute Notice within the Claim Response Period, then Parent and the Equityholders’ Representative shall attempt in good faith to resolve any such objections raised by the Equityholders’ Representative in such Claim Dispute Notice.  If Parent and the Equityholders’ Representative agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Parent and the Equityholders’ Representative shall be prepared and signed by both parties and, if cash remains in the Indemnity Escrow Fund, promptly delivered to the Escrow Agent directing the Escrow Agent to distribute cash from the Indemnity Escrow Fund in accordance with the terms of such memorandum.

(e)  If no such resolution can be reached during the forty-five (45) day period following Parent’s receipt of a given Claim Dispute Notice, then upon the expiration of such forty-five (45) day period, either Parent or the Equityholders’ Representative may bring suit to resolve the objection in accordance with Sections 10.12 and 10.13.  Upon any such resolution, Parent and the Equityholders’ Representative shall promptly direct the Escrow Agent to act in accordance with such decision and distribute cash from the Indemnity Escrow Fund in accordance therewith.

SECTION 9.5  Defense of Third-Party Claims.

(a)  Upon receipt by any Parent Indemnified Party seeking to be indemnified pursuant to Section 9.2 of notice of any actual claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been brought or asserted by a third party against such Parent Indemnified Party and that may be subject to indemnification hereunder (a “Third-Party Claim”), the Parent Indemnified Party shall promptly deliver an Officer’s Claim Certificate to the Equityholders’ Representative indicating the nature of such Third-Party Claim and the stated basis therefor and the amount of Damages claimed pursuant to such Third-Party Claim, to the extent known.

(b)  (i) The Equityholders’ Representative shall have ten (10) days after receipt of the Officer’s Claim Certificate notice of a given Third-Party Claim to elect, at its option, to assume the defense of any such Third-Party Claim if the Equityholders’ Representative (A) acknowledges that the Damages resulting from such Third-Party Claim are Damages for which the Equityholders must indemnify or hold harmless the Parent Indemnified Party pursuant to Section 9.2 and (B) furnishes the Parent Indemnified Party with evidence that the Equityholders have adequate resources to defend the Third-Party Claim; provided that the Equityholders’ Representative shall not be entitled to assume or maintain control of the defense of any Third-Party Claim if (1) the Third-Party Claim relates to or arises in connection with any criminal Action, (2) the Third Party Claims seeks an injunction or equitable relief for other than monetary damages against any Parent Indemnified Party, (3) the Equityholders have failed or are failing to prosecute or defend vigorously the Third-Party Claim or (4) the amount of the Third-Party Claim, if determined in favor of the claimant, would reasonably be expected to result in Damages, together with all other then-outstanding claims for indemnification hereunder, that would exceed the remaining available amount in the Indemnity Escrow Fund.  (ii) If the Equityholders’ Representative assumes the defense of a Third-Party Claim: (A) the attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs incurred by the Equityholders’ Representative in connection with defending such Third-Party Claim shall be payable by the Equityholders, (B) the Parent Indemnified Party shall be entitled to monitor and participate in such defense at its sole expense (except as provided in the following sentence), (C) the Parent Indemnified Party shall make available to the Equityholders’ Representative all books, records and other documents and materials of any Acquired Company that the Equityholders’ Representative reasonably considers necessary or desirable for the defense of such Third-Party Claim, (D) the Parent Indemnified Party shall otherwise cooperate in good faith as reasonably requested by the Equityholders’ Representative in the defense of such Third-Party Claim, (E) the Parent Indemnified Party shall not admit any Liability with respect to such Third-Party Claim, (F) the Equityholders’ Representative shall not enter into any agreement providing for the settlement or compromise of such Third-Party Claim or the consent to the entry of a judgment with respect to such Third-Party Claim without the prior written consent of Parent Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) and (G) the Parent Indemnified Party shall not enter into any agreement providing for the settlement or compromise of such Third-Party Claim or the consent to the entry of a judgment with respect to such Third-Party Claim without the prior written consent of Equityholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed).  (iii) The Parent Indemnified Party shall have the right to employ separate counsel in such Third-Party Claim and participate in such defense thereof, but the fees and expenses of such counsel shall be at the expense of the Parent Indemnified Party, provided, however, that the Parent Indemnified Party shall be entitled, at the Equityholders’ cost, risk and expense, to retain one firm of separate counsel of its own choosing (along with any required local counsel) if (w) the Equityholders’ Representative and the Parent Indemnified Party so mutually agree, (x) the Equityholders’ Representative fails within a reasonable time to retain counsel reasonably satisfactory to the Parent Indemnified Party, (y) the Parent Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Equityholders or (z) the named parties in any such proceeding (including any impleaded parties) include both the Equityholders and the Parent Indemnified Party and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

SECTION 9.6  Subrogation.  To the extent that a Parent Indemnified Party is entitled to indemnification pursuant to this Article IX, the Equityholders’ Representative shall be entitled (on behalf of the Equityholders) to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Parent Indemnified Party or any of the Parent Indemnified Party’s Subsidiaries or other Affiliates may have against any other Person with respect to any Damages, circumstances or matter to which such indemnification is directly or indirectly related.  The Parent Indemnified Party shall take such actions as the Equityholders’ Representative may reasonably request for the purpose of enabling the Equityholders’ Representative to perfect or exercise the right of subrogation of the Equityholders’ Representative under this Section 9.6.

SECTION 9.7  Characterization of Indemnification Payments.  The parties agree that any indemnification payments made pursuant to this Article IX shall be treated for all Tax purposes as an adjustment to the purchase price unless otherwise required by Law.

ARTICLE X.
GENERAL PROVISIONS

SECTION 10.1  Equityholders’ Representative.

(a)  Appointment.  By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Company stockholder, each Equityholder shall be deemed to have irrevocably constituted and appointed Shareholder Representative Services LLC (and by execution of this Agreement it hereby accepts such appointment) to act as the Equityholders’ Representative and as the sole agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder with respect to Article II, Article III, Article IX and the Escrow Agreement and the taking by the Equityholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Equityholders’ Representative under Article II, Article III, Article IX and the Escrow Agreement and to accept on behalf of each Equityholder service of process and any notices required to be served on the Equityholders.  The power of attorney granted in this Section 10.1(a) is coupled with an interest and is irrevocable, may be delegated by the Equityholders’ Representative and shall survive the death or incapacity of each Equityholder.  Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time (including in the event of the death, disability or other incapacity of an Equityholders’ Representative that is an individual), and any such successor shall succeed the Equityholders’ Representative as Equityholders’ Representative hereunder.  Neither the removal of, nor the appointment of a successor, Equityholders’ Representative shall affect in any manner the validity or enforceability of any actions taken or agreements, understandings or commitments entered into by the prior Equityholders’ Representative, which shall continue to be effective and binding on the Equityholders.  For the avoidance of doubt, any compromise or settlement of any matter by the Equityholders’ Representative hereunder shall be binding on, and fully enforceable against, all Equityholders.  No bond shall be required of the Equityholders’ Representative.

(b)  Limitation on Liability.  The Equityholders’ Representative (in its capacity as such) shall not be liable to any Person for any act of the Equityholders’ Representative taken in good faith and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith), except to the extent any Liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Person as a result of the gross negligence, willful misconduct or bad faith of the Equityholders’ Representative.  The Equityholders’ Representative shall not be liable for, and shall be indemnified by the Equityholders for, and to the extent available shall be entitled to draw against the Equityholders’ Representative Fund at any time and from time to time for, any Liability, loss, damage, penalty, fine, cost or expense (“Representative Losses”) incurred by the Equityholders’ Representative while acting in good faith and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement, except to the extent that any such Liability, loss, damage, penalty, fine, cost or expense is the proximate result of the gross negligence, willful misconduct or bad faith of the Equityholders’ Representative. If not paid directly to the Equityholders’ Representative by the Equityholders or satisfied by the funds in the Equityholders’ Representative Fund, any such Representative Losses may be recovered by the Equityholders’ Representative from (i) the amounts in the Indemnity Escrow Fund otherwise distributable to the Equityholders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Equityholders’ Representative to the Escrow Agent and (ii) any Milestone Payments actually payable to the Equityholders; provided that while this Section 10.1(b) allows the Equityholders’ Representative to be paid from the Escrow Fund and the Milestone Payments, this Section 10.1(b) shall not relieve the Equityholders from their obligation to promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor shall it prevent the Equityholders’ Representative from seeking any remedies available to it at law or otherwise. The Equityholders’ Representative shall be permitted, in its sole discretion, to engage a third-party payment agent for the purposes of the distributing funds to the Equityholders as required by this Agreement and shall be entitled to be reimbursed by the Equityholders for the costs thereof, including by utilizing funds from the Equityholders’ Representative Fund.  The Equityholders’ Representative shall be the administrator of the Equityholders’ Representative Fund and shall have authority to draw against the Equityholders’ Representative Fund in accordance with the preceding sentences of this Section 10.1(b).

(c)  Access.  Subject to the provisions of Sections 2.9(c), 2.9(d) and 2.9(e), from and after the Effective Time, Parent shall cause the Surviving Corporation to provide the Equityholders’ Representative with reasonable access to information about the Surviving Corporation and the reasonable assistance of the officers and employees of Parent and the Surviving Corporation for purposes of performing its duties and exercising its rights under this Agreement, provided, that the Equityholders’ Representative shall treat confidentially any nonpublic information about the Surviving Corporation; provided that the foregoing shall not prevent the Equityholders’ Representative from disclosing such information to enforce any rights or defend any claims hereunder so long as such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in formal proceedings related thereto and provided that the Equityholders’ Representative shall give Parent as much notice thereof as reasonably practicable, makes reasonable efforts to obtain confidential treatment of such information and discloses no more than is legally required.  Notwithstanding anything in this Agreement to the contrary, the Equityholders’ Representative may disclose information (x) to the extent required by Law, (y) to Permitted Recipients who are bound by obligations of confidentiality with respect to such information that are at least as restricted as those imposed on Permitted Recipients pursuant to Section 2.9(e) and (z) to employees, advisors or consultants of the Equityholders’ Representative, in the case of the foregoing clauses (y) and (z), who have a need to know such information; provided that (i) each such Person referred to in clause (z) is informed of the confidential nature of such information and is bound by obligations of confidentiality to the Equityholders’ Representative and (ii) the Equityholders’ Representative shall be responsible for the action by any such Person that would constitute a breach of this Section 10.1(c) if taken by the Equityholders’ Representative.

(d)  Actions of the Equityholders’ Representative.  From and after the Effective Time, a decision, act, consent or instruction of the Equityholders’ Representative shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each Equityholder, and the Escrow Agent and the Parent Indemnified Parties shall be entitled to deal exclusively with the Equityholders’ Representatives on all matters relating to this Agreement and the Escrow Agreement, and may rely upon any decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each Equityholder.  The Parent Indemnified Parties are hereby relieved from any Liability to any Person for any acts done by them in accordance with any such decision, act, consent or instruction of the Equityholders’ Representative.

(e)  Representations and Warranties.  The Equityholders’ Representative, solely in its capacity as the representative of the Equityholders, represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

(i)  the Equityholders’ Representative is a limited liability company duly organized, validly existing and in good standing under the Laws of Colorado, and has all requisite limited liability company power and authority and all material Permits required to carry on its business in all material respects as currently conducted;

(ii)  the execution and delivery of this Agreement by the Equityholders’ Representative, and the performance by the Equityholders’ Representative of its obligations hereunder, have been duly authorized by all necessary corporate action on the part of the Equityholders’ Representative;

(iii)  this Agreement has been duly executed and delivered by the Equityholders’ Representative and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Equityholders’ Representative, enforceable against the Equityholders’ Representative in accordance with its terms, except as enforceability may be limited by principles of public policy, and subject to (A) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, or moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (B) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relieve and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law); and

(iv)  the execution and delivery of this Agreement by the Equityholders’ Representative, and the performance by the Equityholders’ Representative of its obligations hereunder and under the Escrow Agreement do not and will not (A) conflict with or result in a violation of the organizational documents of the Equityholders’ Representative, (B) to its knowledge, violate any Law applicable to the Equityholders’ Representative or (C) require any consent or approval that has not been given or other action that has not been taken by any Person under any Contract binding upon the Equityholders’ Representative.

SECTION 10.2  Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 10.3  Costs and Attorneys’ Fees.  Subject to the limitations set forth herein, including Article IX, in the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party’s costs and reasonable attorneys’ fees incurred in connection with each and every such action, suit or other proceeding, including any and all appeals and petitions therefrom.

SECTION 10.4  Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows:  (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing, (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 10.4 when transmitted and receipt is confirmed by telephone and (d) if otherwise actually personally delivered, when delivered, provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

(a)   if to the Company (prior to the Closing), to:

FerroKin BioSciences, Inc.
2729 Debbie Court
San Carlos, California 94070
Facsimile:  (650) 216-6774
Attention:  Chief Executive Officer

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Facsimile:  (650) 463-2600
Attention:  Luke J. Bergstrom, Esq.

(b)   if to Parent or Merger Sub or, if after the Closing, to the Company, to:

Shire Pharmaceuticals LLC
725 Chesterbrook Boulevard
Wayne, PA 19087
Facsimile:  (484) 595-8674
Attention:  Ellen Rosenberg (Legal Department)

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York  10017
Facsimile: (212) 701-5800
Attention: William J. Chudd

(c)   if to the Equityholders or the Equityholders’ Representative, to:

Shareholder Representative Services LLC
601 Montgomery Street, Suite 2020
San Francisco, California 94111
Facsimile:  (415) 962-4147
Attention:  Managing Director

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Facsimile:  (650) 463-2600
Attention:  Luke J. Bergstrom, Esq.

SECTION 10.5  Public Announcements.  Unless otherwise required by applicable Law, any listing agreement with any U.S. or U.K. securities exchange or share market, or any listing authority including the U.K. Listing Authority, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other parties to this Agreement.  If a public statement is required to be made pursuant to applicable Law, any listing agreement with any U.S. or U.K. securities exchange or share market, or any listing authority including the U.K. Listing Authority, the parties shall consult with each other, to the extent permitted by such applicable Law, agreement or authority and to the extent reasonably practicable, in advance as to the contents and timing thereof.

SECTION 10.6  Interpretation.  The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.  References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections, Schedules and Exhibits of or to this Agreement.  The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement.  Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  For all purposes of and under this Agreement, (a) the word “including” shall be deemed to be immediately followed by the words “without limitation,” (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa, (c) words of one gender shall be deemed to include the other gender as the context requires, (d) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Company Disclosure Schedule, the other Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified and (e) unless otherwise defined in this Agreement, accounting terms shall have the respective meanings assigned to them in accordance with GAAP applied on a consistent basis.

SECTION 10.7  Severability.  In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the parties to this Agreement shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement.  Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid or unenforceable to the extent consistent with the intent of the parties as reflected by this Agreement.  To the extent permitted by applicable Law, each party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.

SECTION 10.8  Entire Agreement.  This Agreement (including the Company Disclosure Schedule, the other Schedules and the Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement of the parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, except as otherwise expressly provided in this Agreement.

SECTION 10.9  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (a) one or more of their respective Affiliates at any time and (b) after the Effective Time, to any Person; provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns.

SECTION 10.10  No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties to this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) the Company Indemnified Parties under Section 6.7, (b) the Parent Indemnified Parties under Article IX and (c) the Company on behalf of the Equityholders to pursue damages (including claims for damages based on loss of the economic benefits of the transaction to the Equityholders) in the event of Parent’s or Merger Sub’s breach of this Agreement prior to the Closing Date (whether or not the Agreement has been terminated pursuant to Article VIII), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub.  The third-party beneficiary rights referenced in clause (c) of the preceding sentence may be exercised only by the Company (on behalf of the Equityholders as their agent) through actions expressly approved by the Company’s Board of Directors, and no Equityholder whether purporting to act in its capacity as a Equityholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

SECTION 10.11  Waivers and Amendments.  This Agreement may be amended or modified only by a written instrument executed by all of the parties to this Agreement.  Any failure of the parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver.  No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.  Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the parties to this Agreement may otherwise have at law or in equity.  Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.11.

SECTION 10.12  Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State.  Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America sitting within the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court.  Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 10.4.  Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

SECTION 10.13  Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE

EITHER OF SUCH WAIVERS, (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (c) IT MAKES SUCH WAIVERS VOLUNTARILY AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

SECTION 10.14  Exclusivity of Representations and Warranties.  It is the explicit intent and understanding of each of the parties to this Agreement that no party to this Agreement, nor any of their respective Affiliates, representatives or agents, is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in this Agreement (as qualified by the Company Disclosure Schedule), and none of the parties to this Agreement is relying on any statement, representation or warranty, oral or written, express or implied, made by another party to this Agreement or such other party’s Affiliates, representatives or agents, except for the representations and warranties set forth in this Agreement.

SECTION 10.15  Equitable Remedies.  Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that the other parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by such first party under this Agreement, and each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.  The equitable remedies described in this Section 10.15 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

SECTION 10.16  Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Equityholders’ Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SHIRE PHARMACEUTICALS LLC,
a Delaware limited liability company

By:	/s/ Michael Cola
	Name:	Michael Cola
	Title:	President

PELEGRINA CORPORATION,
a Delaware corporation

By:	/s/ Ellen Rosenberg
	Name:	Ellen Rosenberg
	Title:	Secretary

FERROKIN BIOSCIENCES, INC.,
a Delaware corporation

By:	/s/ Hugh Y. Rienhoff, Jr.
	Name:	Hugh Y. Rienhoff, Jr.
	Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
a Colorado limited liability company, solely in its capacity as the Equityholders’ Representative

By:	/s/ W. Paul Koenig
	Name:	W. Paul Koenig
	Title:	Managing Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

Forms of Consulting Agreement

EXHIBIT B

Form of Certificate of Merger

EXHIBIT C

Form of Escrow Agreement

EXHIBIT D

Form of Letter of Transmittal

EXHIBIT E

Form of Optionholder Letter

EXHIBIT F

Form of Equityholder Undertaking